SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: November 2007                                                                                        Commission File Number: 1-31402

CAE INC.
(Name of Registrant)

8585 Cote de Liesse
Saint-Laurent, Quebec
Canada H4T 1G6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                                                                              Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                                                                                                      No X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAE Inc.
Date: November 14, 2007	By:	/s/ Hartland Paterson

	Name:	Hartland J. Paterson
	Title:	Vice President Legal, General Counsel
and Corporate Secretary

1	Report to Shareholders

3	Management’s Discussion and Analysis

3	1. Highlights

4	2. Introduction

5	3. About CAE

5	3.1 Who we are

5	3.2 Our vision

6	3.3 Our operations

9	4. Foreign exchange

10	5. Consolidated results

10	5.1 Results of our operations – Second quarter of fiscal 2008

12	5.2 Earnings excluding non-recurring items

13	5.3 Consolidated orders and backlog

13	6. Results by segment

14	6.1 Civil segments

17	6.2 Military segments

19	7. Consolidated cash movements and liquidity

19	7.1 Consolidated cash movements

20	8. Consolidated financial position

20	8.1 Consolidated capital employed

21	9. Acquisitions

22	10. Changes in accounting standards

22	11. Controls and procedures

22	11.1 Evaluation of disclosure controls and procedures

23	Consolidated Financial Statements

23	Consolidated Balance Sheets

24	Consolidated Statements of Earnings

24	Consolidated Statements of Retained Earnings

25	Consolidated Statements of Comprehensive Income

26	Consolidated Statements of Cash Flows

27	Notes to Consolidated Financial Statements

27	Note 1 – Nature of operations and significant accounting policies

28	Note 2 – Change in accounting policies

31	Note 3 – Business acquisitions

32	Note 4 – Investments in joint ventures

33	Note 5 – Debt facilities

33	Note 6 – Capital stock

34	Note 7 – Accumulated other comprehensive loss

34	Note 8 – Supplementary information

35	Note 9 – Government cost sharing

35	Note 10 – Employee future benefits

36	Note 11 – Operating segments and geographic information

Report to Shareholders

CAE reported financial results for the second quarter ended September 30, 2007. Net earnings were $38.9 million ($0.15 per share) this quarter, compared to $31.0 million ($0.12 per share) in the second quarter of last year. All fi nancial information is in Canadian dollars.

Summary of consolidated results

Consolidated revenue was $353.9 million, $73.5 million higher than in the second quarter of 2007.

Second-quarter consolidated earnings before interest and taxes (EBIT) were $62.1 million, or 17.5% of revenue. EBIT increased 39% or $17.3 million year over year, as a result of higher segment operating income in our two Civil segments and in Simulation Products/Military. Excluding non-recurring items last year, EBIT increased by $15.6 million.

“We are continuing to benefit from strong market conditions and the successful execution of our strategy,” said Robert E. Brown, CAE’s President and Chief Executive Officer. “Despite the rising Canadian dollar over the past three years, we have achieved greater profi tability by lowering costs and becoming more effi cient. We are accelerating initiatives to identify and capture additional savings.”

During the quarter we signed contracts for fi ve civil full-fl ight simulators (FFSs). In addition, the Emirates-CAE Flight Training Centre committed to a Bombardier Global Express FFS and a CAE 5000 Series Hawker Beechcraft Hawker 800 XPi FFS. We have announced 21 FFSs orders year to date, and, with the strong level of activity in the market, we believe the number of FFSs orders could reach 34 by March 31, 2008.

We secured more than $165 million in new training contracts in civil training and services, including a 15-year training centre operations services agreement with Air Canada. We also announced an expansion of our global training network to add into service 16 new business jet training programs over the next two years.

We concluded a number of new contracts in the combined military segments, totalling $114 million this quarter, including the design and delivery of training systems and services to the United States Navy, Air Force and Marine Corps.

Since the end of the quarter, we announced that the Government of Canada has qualified the CAE-led team for the C-130J and CH-47 aircrew training capability. Public Works and Government Services Canada will release to CAE a request for proposal to acquire equipment and aircrew training services over 20 years for Canada’s future tactical airlift aircraft and helicopter fleets.

Business segment highlights

Simulation Products/Civil (SP/C)

Revenue in the SP/C segment was $112.3 million this quarter, up by 33% over the same period last year. Revenue increased as a result of higher orders and revenue recorded on simulators that were being manufactured for which we got contracts during the quarter.

Segment operating income was $26.2 million, up by 40% over the same period last year. This increase is mainly due to higher revenue this quarter, improved program performance and a more favourable mix.

New orders totalled $74.3 million, and segment backlog was $373.3 million at the end of the quarter.

Training & Services/Civil (TS/C)

Revenue in the TS/C segment increased 15% year over year as a result of continued strong demand in most of our training centres and the addition of seven Revenue Simulator Equivalent Units (RSEUs) to our global network.

Segment operating income was $14.6 million (16.2% of revenue), up by 30% from last year. While our civil training business showed increased operational strength, margins in the quarter were impacted by costs associated with the expansion of our network and the ramp-up of new training programs.

New orders exceeded $165 million, and segment backlog was $887.5 million at the end of the quarter.

CAE SECOND QUARTER REPORT 2008 | 1

REPORT TO SHAREHOLDERS

Simulation Products/Military (SP/M)

Revenue in the SP/M segment was $97.1 million this quarter, up by 51% over the same period last year as a result of higher activity on some U.S. and U.K. programs as well as the integration into our results of Engenuity and Multigen Paradigm. These increases were partly offset by the appreciation of the Canadian dollar against the U.S. dollar.

Segment operating income this quarter was $13.4 million, up 84% year over year. The increase follows higher revenues related to the achievement of some signifi cant milestones on some U.S. and U.K. programs.

New orders totalled $84.6 million, and segment backlog was $535.3 million at the end of the quarter. We expect variations in the level of order bookings between quarters in both Military segments because of the unique nature of military contracts and the irregular timing in which they are awarded.

Training & Services/Military (TS/M)

Revenue in the TS/M segment was $54.5 million, up by 2% from last year. The foreign exchange impact was offset by the integration of the recent acquisitions of Engenuity and Kesem.

Segment operating income was $7.9 million, down by 15% over the same period last year. This decrease is mainly because the prior year included higher labour rate adjustments related to U.S. military contracts. This decrease was partially offset by a bi-annual dividend received this quarter from an investment in the U.K.

New orders totalled $29.4 million this quarter, and segment backlog was $717.2 million at the end of the quarter.

Combined revenue this quarter for the Military business as a whole was $151.6 million and combined operating income was $21.3 million, resulting in an operating margin of 14.1% .

Cash fl ow and fi nancial position

As of the end of the second quarter, we generated $97.7 million of net cash from continuing operations. We invested $87.4 million in capital expenditures, and received $25.2 million in non-recourse fi nancing. As a result, we generated free cash fl ow of $27.1 million this quarter.

Net debt was $218.6 million for the quarter, down by 1% from last quarter.

CAE will pay a dividend of $0.01 per share on December 31, 2007 to shareholders of record on December 14, 2007.

Additional consolidated fi nancial results

The consolidated backlog was $2.513 billion at the end of this quarter, compared to $2.599 billion at the end of last quarter. New orders of $353.8 million were added to backlog this quarter, while negative foreign exchange movements reduced the Canadian dollar value of the backlog by $86.1 million. The net increase was more than offset by $353.9 million of revenues generated from backlog.

Income taxes were $17.7 million this quarter, representing an effective tax rate of 31%. We expect the effective income tax rate for fi scal 2008 to be approximately 30%.

2 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 8, 2007 | For the six months ended September 30, 2007

1. HIGHLIGHTS

FINANCIAL

SECOND QUARTER OF FISCAL 2008

Second quarter revenue higher year over year

  Consolidated revenue was $353.9 million this quarter, $4.4 million lower than last quarter and $73.5 million or 26% higher than the same quarter last year;
  For the first six months of fiscal 2008, consolidated revenue was $712.2 million, $130.0 million or 22% higher than the same period last year.

Higher earnings and net earnings year over year

  Earnings from continuing operations were $39.0 million (or $0.15 per share) this quarter, compared to $38.7 million (or $0.15 per share) last quarter;
  Earnings from continuing operations were $31.3 million (or $0.12 per share) in the second quarter of last year;
  For the first six months of fiscal 2008, earnings from continuing operations were $77.7 million (or $0.31 per share) compared to $64.3 million (or $0.26 per share) for the same period last year.

Positive free cash fl ow1 at $27.1 million

  Net cash from continuing operations was $97.7 million this quarter, compared to a negative $28.7 million last quarter and $41.2 million in the second quarter of last year;
  Capital expenditures were $87.4 million this quarter, compared to $32.7 million last quarter and $40.9 million in the second quarter of last year;
  Non-recourse financing of $25.2 million was received this quarter.

Capital employed2 similar to last quarter

  Capital employed increased by 1% or $7.8 million this quarter, ending at $1,049.0 million;
  Non-cash working capital3 decreased by $37.8 million this quarter, ending at negative $54.1 million;
  Impact of capital expenditures and business acquisitions was partly offset by the appreciation of the Canadian dollar.

ORDERS

  Total order intake was $353.8 million, compared to $307.5 million last quarter and $421.1 million in the second quarter of last year;
  Total backlog4 was $2,513.3 million as at September 30, 2007.

Civil segments

Simulation Products/Civil won over $70 million of orders including 5 full-fl ight simulators (FFSs)

  One A320 FFS to Air France;
  One B737 and one B777 FFSs to Virgin Blue;
  One B747-8 FFS to Alteon Training;
  One B737 FFS to Lion Air.

In addition, Emirates-CAE Flight Training Centre (ECFT) committed to a Bombardier Global Express FFS and a Hawker Beechcraft FFS-5000.

1Non-GAAP measure (see Section 7.1) .
2Non-GAAP measure (see Section 8.1) .
3Non-GAAP measure (see Section 8.1) .
4Non-GAAP measure (see Section 5.3) .

CAE SECOND QUARTER REPORT 2008 | 3

MANAGEMENT’S DISCUSSION AND ANALYSIS

Training & Services/Civil awarded over $165 million in contracts

  Signed a series of contracts with Air Canada granting us responsibility over the airline’s Toronto and Vancouver centres for training centre operation services;
  Signed a contract with first-time customer Mooney Airplane Company, maker of the world’s highest performance single-engine, piston-powered aircraft;
  Signed contracts with business aviation operators amounting to approximately $40 million. More than half of these contracts are with new customers.

Military segments

Simulation Products/Military won orders for $85 million for new training systems and upgrades

  One MH-60R tactical operational flight trainer (TOFT) for the U.S. Navy;
  One MH-60S operational flight trainer (OFT) for the U.S. Navy;
  Upgrades for the U.S. Navy’s MH-60S and P-3C OFTs;
  Concurrency upgrades on the C-130J and KC-130J simulators operated by the U.S. Air Force, U.S. Marine Corps and U.K. Royal Air Force;
  One handling qualities simulator to Korean Aerospace Industries (KAI).

Training & Services/Military awarded contracts for $29 million

  C-130 training services for the U.S. Air Force;
  Increased upgrades of avionic software, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft.

ACQUISITIONS

  Acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet), a company based in Bangalore, India which assembles, repairs and upgrades flight simulators, tank and gunnery trainers, as well as develops software required for simulations;
  Acquired Flightscape Inc. (Flightscape), which provides expertise in flight data analysis and flight sciences and develops software solutions that enable the effective study and understanding of recorded flight data to improve safety.

2. INTRODUCTION

In this report, we, us, our, CAE and company refer to CAE Inc. and its subsidiaries. Unless we have indicated otherwise:

  This year and 2008 mean the fiscal year ending March 31, 2008;
  Last year, prior year and a year ago mean the fiscal year ended March 31, 2007;
  Dollar amounts are in Canadian dollars.

This report was prepared as of November 8, 2007, and includes our management’s discussion and analysis (MD&A), unaudited fi nancial statements and notes for the second quarter ended September 30, 2007. We have written it to help you understand our business, performance and fi nancial condition in the second quarter of fi scal 2008. Except as otherwise indicated, all fi nancial information has been reported according to Canadian generally accepted accounting principles (GAAP). All tables disclosed are based on unaudited fi gures.

For additional information, please refer to our fi nancial statements for the quarter ended September 30, 2007, and our annual consolidated fi nancial statements, which you will fi nd in our annual report for the year ended March 31, 2007. The MD&A section of our 2007 annual report also contains more information about:

  Our vision, our strategy and key performance drivers;
  Business risk and uncertainty;
  Foreign exchange;
  Financial measures;
  Acquisitions, business combinations and divestitures;
  Controls and procedures;
  The oversight role of the Audit Committee and Board of Directors.

You will fi nd our most recent annual report and annual information form (AIF) on our website at www.cae.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov.

4 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

ABOUT MATERIAL INFORMATION

This report includes the information we believe is material to investors after considering all circumstances, including potential market sensitivity. We consider something to be material if:

  It results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or;
  It is quite likely that a reasonable investor would consider the information to be important in making an investment decision.

ABOUT FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements about our markets, future fi nancial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions.

We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will fi nd more information about the risks and uncertainties associated with our business in our 2007 annual report.

We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.

3.	ABOUT CAE

3.1	WHO WE ARE

CAE is a world leader in providing simulation and modelling technologies and integrated training services to the civil aviation industry and defence forces around the globe.

We design, manufacture and supply simulation equipment and provide training and services. This includes integrated modelling, simulation and training solutions for commercial airlines, business aircraft operators, aircraft manufacturers and military organizations, and a global network of training centres for pilots, and in some instances, cabin crew and maintenance workers.

Our full-fl ight simulators (FFSs) replicate aircraft performance in a full array of situations and environmental conditions. Sophisticated visual systems simulate hundreds of airports around the world, as well as a wide range of landing areas and fl ying environments. These work with motion and sound to create a realistic training environment for pilots and crews at all levels.

Founded in 1947 and headquartered in Montreal, Canada, CAE has built an excellent reputation and long-standing customer relationships based on 60 years of experience, strong technical capabilities, a highly trained workforce and global reach. Approximately 6,000 employees work in production and training facilities in 20 countries around the world. Approximately 90% of CAE’s annual revenues come from worldwide exports and international activities.

CAE’s common shares are listed on the following exchanges:

  Toronto Stock Exchange, under the symbol CAE;
  New York Stock Exchange, under the symbol CGT.

3.2 OUR VISION

Our vision is to be a world leader in modelling, simulation and technical training to enhance safety and to lower risk and costs in complex environments.

We are ranked number one or two in most of our core businesses, but competition is intense and maintaining our technological leadership and cost effectiveness is key to continued success. We have been successful at changing the way we do business, strengthening our fi nancial position and building a solid foundation for creating shareholder value in the future.

Our focus continues to be to position CAE for growth and to move ahead in achieving our vision.

CAE SECOND QUARTER REPORT 2008 | 5

MANAGEMENT’S DISCUSSION AND ANALYSIS

3.3 OUR OPERATIONS

CAE serves two markets globally:

  The civil market includes aircraft manufacturers, major commercial airlines, regional airlines, business aircraft operators, helicopter operators, training centres and pilot provisioning;
  The military market includes defence forces worldwide.

We manage our operations and report our results in four segments, one for products and one for services, for each market. Each segment is a signifi cant contributor to our overall results.

CIVIL MARKET

Simulation Products/Civil (SP/C)

Designs, manufactures and supplies civil fl ight simulation training devices and visual systems

Our SP/C segment is the world leader in civil fl ight simulation. We design and manufacture more civil FFSs and visual systems for major and regional carriers, third-party training centres, and original equipment manufacturers (OEMs) than any other company. We have a wealth of experience in developing prototype simulators for new types of aircraft, including over 20 models in the past and, more recently, the Boeing 747-8, Airbus A380 and Dassault Falcon 7X. We also offer a full range of support services including sales of spare parts, simulator updates and simulator relocations.

Training & Services/Civil (TS/C)

Provides business and commercial aviation training for all fl ight and ground personnel and all associated services

Our TS/C segment is the second largest provider of civil aviation training services in the world, and serves all sectors of the market including general aviation, regional airlines, commercial airlines and business aviation. We also offer a full range of support services, such as training centre management, simulator maintenance services, spare parts inventory management, curriculum development and consulting services. We have achieved our leading position through acquisitions, joint ventures and by building new facilities. We currently have more than 115 FFSs installed in more than 20 training centres around the world. We intend to increase the number of revenue simulator equivalent units (RSEUs) in our network to maintain our position and address new market opportunities. We are developing our training network to meet the long-term, steady stream of recurring training needs so we rely less on new aircraft deliveries to drive revenue.

Market trends and outlook

We continue to have a positive outlook for the civil market because of the following trends:

  Positive economic indicators;
  Continued growth in revenue per passenger kilometre;
  Strong aircraft orders and new platforms;
  Growing demand for trained pilots.

Positive economic indicators

GDP and growth in corporate profi ts driving business aviation market

Business aviation is experiencing a strong and growing training market because fl eets are active, projections for business jet deliveries are high and new operators are entering the market. We expect the development of the Very Light Jet (VLJ) and Light Jet (LJ) segments to lead to opportunities for training and other services in the future.

New and emerging markets

Emerging markets such as Asia-Pacifi c, the Indian sub-continent and the Middle East continue to experience high growth in air traffi c, strong economic growth and an increasing liberalization of air policy and bilateral air agreements. We expect these markets to drive the demand for FFSs and training centres.

6 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Continued growth in revenue per passenger kilometre

Steady growth in air travel

We anticipate that the long-term, steady growth in passenger traffi c should continue for the foreseeable future. We expect passenger demand growth to be around 5.5% in calendar 2007. This is barring any major developments such as regional political instability, acts of terrorism, pandemics or other world events. In addition, the recent record-high oil prices may negatively affect the profi tability of commercial airline operations or, if they pass such incremental costs on to their customers, it may negatively affect their revenue.

Continued success of low-cost airlines

The success of low-cost airlines continues to be a major factor driving activity in the civil aviation market, and the demand for simulation products and training services. In 2006, low-cost airlines represented more than 27% of capacity in the U.S., and more than 24% in Europe. These percentages are expected to grow as low-cost airlines expand their fl eets. In the Asia-Pacifi c region, low-cost airlines are likely to represent 25% market share by 2012. CAE clients such as Ryanair and IndiGo are representative of low-cost carriers expanding their fl eets and capacity, thus spurring increasing demand for pilot and crew training equipment and CAE services such as pilot training and provisioning.

Slower activity in mature markets

High fuel costs and intense domestic competition are affecting the performance of many commercial airlines in mature markets such as North America. The North American market is showing two key signs of recovery:

  Legacy carriers have emerged from Chapter 11;
  Some airlines have made initial orders to replace their fleets, and we expect this trend to continue for the next few years.

Strong aircraft orders and new platforms

New aircraft platforms

Original equipment manufacturers are introducing new platforms, which will drive worldwide demand for simulators and training. The Boeing 787, Boeing 747-8, Airbus A350XWB, Embraer 190, Embraer Phenom 100 very light jet and 300 light jet aircraft and the Eclipse 500 very light jet are some recent examples.

New platforms will drive the demand for new kinds of simulators. One of our strategic priorities is to partner with manufacturers to strengthen relationships and position ourselves for future opportunities. For example, CAE has been designated as Bombardier’s authorized training provider for the Global Express, Global 5000, and Global Express XRS aircraft programs. Also, CAE agreed to establish a joint venture with Embraer to provide comprehensive training for the new Phenom 100 very light jet and Phenom 300 light jet aircraft.

Strong aircraft orders

In calendar 2006, Boeing received a total of 1,058 orders for new aircraft and Airbus received 824 orders. Their strong delivery forecast and increased production of narrow body models are expected to help generate opportunities for our full portfolio of training products and services. It is important to note that deliveries of new model aircrafts are susceptible to delays of program launches, which in turn will affect the timing of our deliveries.

Growing demand for trained crew members
Worldwide demand is increasing

Growth in the civil aviation market is continuing to drive the demand for pilots, maintenance technicians and fl ight attendants worldwide, which is creating a shortage of qualifi ed crew members. The shortage is even more pronounced because of aging demographics and fewer military pilots transferring to civil airlines, and low enrolment in technical schools. Emerging markets like India and China are experiencing this even more severely because air traffi c is growing more quickly there than in developed countries, and there is less infrastructure to meet the current and projected demand for crew members.

This creates opportunities for pilot provisioning, our turnkey service that includes recruiting, screening, selection and training. It is also prompting us to seek out partners to develop a global pipeline for developing and supplying pilots to meet market demand. For example, in June 2007 we announced a memorandum of understanding (MOU) with the Airport Authority of India to develop the National Flying Training Institute. We also signed a separate MOU to manage the Indian government’s Indira Gandhi Rashtriya Uran Akademi (IGRUA) fl ight training academy. Both of these schools are expected to produce more than 400 licensed pilots annually at a steady state.

A shortage is also surfacing on the maintenance technician side and has created an opportunity for CAE to accelerate its maintenance training solutions. This trend is, to a lesser degree, also affecting fl ight attendants, where we are also exploring new training solutions.

CAE SECOND QUARTER REPORT 2008 | 7

MANAGEMENT’S DISCUSSION AND ANALYSIS

New pilot certifi cation process requires simulation-based training

Simulation-based pilot certifi cation training will begin taking on an even greater role with the new Multi-crew Pilot License (MPL) certifi cation process developed by the International Civil Aviation Organization (ICAO) and which is expected to be approved for adoption in the near future. The MPL process places more emphasis on simulation-based training to develop ab initio students into fi rst offi cers for modern aircraft. MPL is expected to be widely adopted in emerging markets like China, India and Southeast Asia where there is the greatest requirement for a large supply of qualifi ed pilots in the most effi cient and effective manner. CAE has been introducing new products designed specifi cally to address new and emerging markets, such as the CAE 5000 Series full-fl ight simulator and CAE TrueTM Environment for more realistic air traffi c control environment simulation.

MILITARY MARKET

Simulation Products/Military (SP/M)

Designs, manufactures and supplies advanced military training equipment for air forces, armies and navies

Our SP/M segment is a world leader in the design and production of military fl ight simulation equipment. We develop simulation equipment and training systems for a variety of military aircraft, including fi ghter jets, helicopters and maritime patrol and transport aircraft. We have designed the broadest range of military helicopter simulators in the world. Our military simulators provide high-fi delity combat environments that include interactive enemy and friendly forces, as well as weapons and military sensors. We have delivered simulation products and training systems to the military forces of more than 35 countries, including all of the U.S. services. We have also developed more training systems for the C-130 Hercules aircraft than any other company.

Training & Services/Military (TS/M)

Supplies turnkey training and operations solutions, support services, systems maintenance and modelling and simulation solutions

Our TS/M segment provides contractor logistics support, maintenance services and simulator training at over 60 sites around the world. It also provides a variety of modelling and simulation-based services.

Market trends and outlook

While we expect defence budgets around the world to continue to grow modestly, including in the United States which is the world’s largest defence market, we believe that our share of that spending will increase for the following reasons:

  Demand for our type of products and services is growing;
  The nature of warfare has changed.

Demand for our type of products and services is growing

New aircraft platforms

One of our strategic priorities is to partner with manufacturers in the military market to strengthen relationships and position ourselves for future opportunities. Original equipment manufacturers are introducing new platforms that will drive worldwide demand for simulators and training. For example, NH Industries is starting to deliver the NH90 helicopter, EADS CASA is aggressively marketing the C-295 transport aircraft worldwide, and Sikorsky is offering new models of its H-60 helicopter to armies and navies worldwide, all of which fuel the demand for new simulators and training.

Trend towards outsourcing

With fi nite defence budgets and resources, defence forces and governments continue to scrutinize expenditures to fi nd ways to save money and allow active-duty personnel to focus on operational requirements. There has been a growing trend among defence forces to outsource a variety of training services and we expect this trend to continue. Governments are outsourcing training services because they can be delivered more quickly and more cost-effectively. For example, CAE is part of a consortium that will begin offering NH90 training to Germany and other militaries in 2008.

Greater use of simulation

More defence forces and governments are adopting simulation in training programs because it improves realism, signifi cantly lowers costs, reduces operational demands on aircraft, and lowers risk compared to operating actual weapon system platforms. Using a simulator for training also reduces actual aircraft fl ying hours and allows training for situations where an actual aircraft and/or its crew and passengers would be at risk.

Extension and upgrade of existing weapon system platforms

Original equipment manufacturers are extending the life of existing weapon system platforms by introducing upgrades or adding new features, which increases the demand for upgrading simulators to meet the new standards. For example, this quarter we won contracts to upgrade C-130J and KC-130J simulators for the U.S. Air Force and U.S. Marine Corps to ensure that the simulators are concurrent with recent changes to the aircraft.

8 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

The nature of warfare has changed
Demand for networking

The nature of warfare has changed. Allies are co-operating and creating joint and coalition forces, which is driving the demand for joint and networked training and operations. Training devices can be networked to train different crews and allow for networked training across a range of platforms.

Growing acceptance of synthetic training and mission rehearsal

There is a growing trend among defence forces to use synthetic training to meet more of their training requirements. Synthetic environment software allows defence clients to plan sophisticated missions and carry out full-mission rehearsals as a complement to traditional live training or mission preparation. Synthetic training offers militaries a cost-effective way to provide realistic training for a wide variety of scenarios while ensuring they maintain a high state of readiness. For example, we delivered a MH-47G combat mission simulator to the U.S. Army’s 160th Special Operations Aviation Regiment that features the CAE-developed Common Environment/Common Database (CE/CDB). The CE/CDB promises to signifi cantly enhance rapid mission rehearsal capabilities in simulation.

4. FOREIGN EXCHANGE

We report all dollar amounts in Canadian dollars. We value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as required by GAAP.

The tables below show the variations of the closing and average exchange rates for our three main operating currencies. We used the foreign exchange rates below to value our assets, liabilities and backlog in Canadian dollars at the end of each of the following periods:

	September 30	June 30		March 31
	2007	2007	Decrease	2007	Decrease

U.S. dollar (US$ or USD)	0.9963	1.0634	(6%)	1.1529	(14%)
Euro (€)	1.4166	1.4376	(1%)	1.5418	(8%)
British pound (£ or GBP)	2.0313	2.1333	(5%)	2.2697	(11%)

We used the average foreign exchange rates below to value our revenues and expenses:

	September 30	June 30		September 30	Increase
	2007	2007	Decrease	2006	(Decrease)

U.S. dollar (US$ or USD)	1.0443	1.1007	(5%)	1.1217	(7%)
Euro (€)	1.4365	1.4852	(3%)	1.4288	1%
British pound (£ or GBP)	2.1115	2.1869	(3%)	2.1012	–

Three areas of our business are affected by changes in foreign exchange rates:

  Our networks of civil and military training centres
  Most of each network’s revenue and costs are in the local currency. Changes in the value of the local currency relative to theCanadian dollar therefore have an impact on a network’s net profitability and net investment. Under GAAP, gains or losses in thenet investment in a self-sustaining subsidiary that result from changes in foreign exchange rates are deferred in the foreigncurrency translation adjustment (accumulated other comprehensive loss), which is part of the shareholders’ equity section of thebalance sheet. Any effect of the fluctuation between currencies on the net profitability has an immediate effect on the earningsstatement and an impact on year-to-year and quarter-to-quarter comparisons.
  Our manufacturing operations outside of Canada (Germany, U.S., U.K. and Australia)
  Most of the revenue and costs in these operations from self-sustaining subsidiaries are generated in their local currency exceptfor some data and equipment they buy in different currencies from time to time. Changes in the value of the local currencyrelative to the Canadian dollar therefore have an impact on the operation’s net profitability and net investment when expressedin Canadian dollars.

CAE SECOND QUARTER REPORT 2008 | 9

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Our manufacturing operations in Canada
  Although the net assets of our Canadian operations are not exposed to changes in the value of foreign currencies (exceptfor receivables and payables in foreign currencies), approximately 85% of our revenue generated from Canada is in foreigncurrencies (mostly the U.S. dollar and euro), while a significant portion of our expenses are in Canadian dollars.We generally hedge the milestone payments in sales contracts denominated in foreign currencies to protect ourselves from someof the foreign exchange exposure. Since less than 100% of our revenues is hedged, it is impossible to completely offset theeffects of changing foreign currency values, leaving some residual exposure that can affect the statement of earnings.Our manufacturing operations in Canada are exposed to changes in the value of the Canadian dollar over the long term becausewe do not enter into hedges of expected future revenues until the contracts are signed.In addition, in October 2007, the Company entered into a hedging program for a portion of its U.S. dollar denominatedpurchases over the next 12 months.
5.	CONSOLIDATED RESULTS

5.1	RESULTS OF OUR OPERATIONS – SECOND QUARTER OF FISCAL 2008

Summary of consolidated results

(amounts in millions, except per share amounts)		Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Revenue		$353.9	358.3	337.3	331.2	280.4
Earnings before interest and income taxes (EBIT)		$62.1	58.0	53.3	44.2	44.8
As a % of revenue	%	17.5	16.2	15.8	13.3	16.0
Interest expense, net		$5.4	2.6	3.5	2.9	1.2

Earnings from continuing operations (before taxes)		$56.7	55.4	49.8	41.3	43.6
Income tax expense		$17.7	16.7	14.7	11.6	12.3

Earnings from continuing operations		$39.0	38.7	35.1	29.7	31.3
Results from discontinued operations		$(0.1)	–	(0.8)	–	(0.3)

Net earnings		$38.9	38.7	34.3	29.7	31.0
Basic and diluted EPS from continuing operations		$0.15	0.15	0.14	0.12	0.12
Basic and diluted EPS		$0.15	0.15	0.14	0.12	0.12

Summary of results excluding non-recurring items

(amounts in millions, except per share amounts)		Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Earnings from continuing operations (before taxes)		$56.7	55.4	48.7	44.1	43.9
Net earnings from continuing operations		$39.0	38.7	35.1	32.0	31.2
Basic and diluted EPS from continuing operations		$0.15	0.15	0.14	0.13	0.12

Revenue similar to last quarter and 26% higher year over year

Revenue was $4.4 million lower than last quarter mainly because of the TS/C segment, where revenue decreased by $4.8 million, or 5%, mainly due to the appreciation of the Canadian currency. SP/M increased its revenue by 2%, while SP/C and TS/M were similar to last quarter. The latter three segments’ results also included a negative impact from the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Compared to the same period last year, revenue was $73.5 million higher largely because of the SP/M segment, where revenue increased by $32.8 million, or 51%, because of higher revenue on some U.S. and U.K. programs as well as the integration of Engenuity Technologies Inc. (Engenuity) and Multigen-Paradigm Inc. (MultiGen). The SP/C segment’s revenue increased by $28.1 million, or 33%, due to a high number of early orders in this fi scal year and the TS/C segment’s revenue increased by $11.6 million, or 15%, due to strong demand in most training centres. The foreign exchange fl uctuation compared to the same period last year had a minimal impact on revenue since the appreciation of the Canadian dollar against the U.S. dollar and the British pound was partly offset by the depreciation of the Canadian dollar against the euro.

Revenue year to date of $712.2 million was $130.0 million, or 22%, higher than the fi rst six months of fi scal 2007.

You will fi nd more details in Results by segment.

10 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

EBIT5 was $4.1 million higher than last quarter and $17.3 million higher year over year

EBIT for this quarter was $62.1 million, or 17.5% of revenue. There was no impact resulting from non-recurring items.

Compared to last quarter, EBIT was up by 7%, or $4.1 million. Increased segment operating income6 from SP/C, SP/M and TS/M segments were partly offset by a decrease in the TS/C segment.

Year over year, EBIT was up by 39%, or $17.3 million, mainly because of higher segment operating income from the SP/C, SP/M, and TS/C segments, which was partly offset by a decrease in the TS/M segment. Excluding non-recurring items, EBIT increased by $15.6 million.

For the fi rst six months of the year, EBIT was $120.1 million, which is 31% or $28.2 million higher than for the same period last year.

You will fi nd more details in Reconciliation of non-recurring items and Results by segment.

Net interest expense was $2.8 million higher than last quarter and $4.2 million higher year over year

Net interest expense was higher than last quarter mainly due to higher interest on long-term debt attributed to the non-recourse fi nancing secured in the fi rst quarter of fi scal 2008 in support of the expansion of our training centres in Burgess Hill, U.K. and Morristown, New Jersey as well as borrowing interest for general corporate requirements in the second quarter of fi scal 2008. Furthermore, lower other interest income contributed to the increase in net interest expense due to lower investment income from cash on hand.

Year over year, net interest expense was higher mainly due to higher interest expense on long-term debt which was attributed to the above-mentioned non-recourse fi nancing. Furthermore, lower interest income this quarter resulted from the accretion of discounts on long-term notes receivable of one of our discontinued operations fully repaid during the second quarter of fi scal 2007.

For the fi rst six months of the year, net interest expense was $8.0 million, which is $3.8 million higher than the same period last year. This was mainly because of higher debt levels and lower interest income related to the above-mentioned accretion of discounts on long-term notes receivable.

Effective income tax rate is 31% this quarter

Income taxes this quarter were $17.7 million, representing an effective tax rate of 31%, compared to 30% for the last quarter and 28% for the second quarter of fi scal 2007. Income taxes for the fi rst six months were $34.4 million, representing an effective tax rate of 31%, compared to 27% for the same period last year.

The tax rate was lower for the fi rst six months of fi scal 2007 for two reasons:

  We reduced the valuation allowance on net operating losses in the U.K., which enabled us to recognize $1.8 million in tax assets;
  The Canadian tax rate was reduced last year which enabled us to recognize $1.0 million in reduction of future tax liabilities.

The tax rate was higher for the second quarter of fi scal 2008 because of changes in the mix of income from various jurisdictions for tax purposes.

We expect the effective income tax rate for fi scal 2008 to be approximately 30%.

Results from discontinued operations

The adjustments to current earnings from gains and/or losses related to discontinued operations were nominal this quarter.

5Earnings before interest and taxes (EBIT) is a non-GAAP measure that shows us how we have performed before the effects of certain fi nancing decisions and tax structures. We track EBIT because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

6 Segment operating income (SOI) is a non-GAAP measure and our key indicator of each segment’s fi nancial performance. This measure gives us a good indication of the profi tability of each segment because it does not include the impact of any items not specifi cally related to the segment’s performance. These items are presented in the reconciliation between total segment operating income and EBIT (see Note 11 to the consolidated fi nancial statements).

CAE SECOND QUARTER REPORT 2008 | 11

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.2 EARNINGS EXCLUDING NON-RECURRING ITEMS

The table below shows how non-recurring items7 have affected our results in each of the reporting periods. We believe this supplemental information is a useful indication of our performance before these non-recurring items. It is important, however, not to confuse this information with, or use it as an alternative for net earnings calculated according to GAAP.

Reconciliation of non-recurring items

(amounts in millions, except per share amounts)

		Q2-2008			Q1-2008			Q2-2007

	before	after	per	before	after	per	before	after	per
	tax	tax	share	tax	tax	share	tax	tax	share

Earnings from continuing
operations	$56.7	$39.0	$0.15	$55.4	$38.7	$0.15	$43.6	$31.3	$0.12
EBIT:
• Restructuring plan
– restructuring charge	–	–	–	–	–	–	0.2	0.1	–
– other costs associated
with the restructuring plan	–	–	–	–	–	–	1.5	1.0	0.01
Interest expense, net:
• Early payment on notes receivable	–	–	–	–	–	–	(1.4)	(1.4)	(0.01)
Income tax expense:
• Tax recoveries	–	–	–	–	–	–	–	0.2	–

Earnings from continuing
operations excluding
non-recurring items
(non-GAAP measure)	$56.7	$39.0	$0.15	$55.4	$38.7	$0.15	$43.9	$31.2	$0.12

Restructuring plan

We completed the final expenses related to the restructuring plan in fiscal 2007. In the past, these expenses included costs related to the re-engineering of our business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related to the first phase of the ERP deployment ended. Any new costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will not be presented as a non-recurring item. For additional information, please refer to our annual management’s discussion and analysis, which you will find in our annual report for the year ended March 31, 2007.

Early Repayment of Notes Receivable

During the second quarter of fiscal 2007 we received an early payment in full of secured subordinated promissory long-term notes receivable previously recorded in other assets. The amount was part of the consideration for our sale in 2002 of Ultrasonics and Ransohoff. We recognized $1.4 million in interest revenue during the second quarter of 2007 as a result of the repayment, because of the accretion of discounts on the long-term notes receivable.

Tax recoveries

During the first quarter of fiscal 2007 we recognized as a non-recurring item the reduced valuation allowance on net operating losses in the U.K. This led to the recognition of a cumulative $1.8 million in tax assets ($2.0 million in tax assets in the fi rst quarter of 2007, net of a $0.2 million reversal in the second quarter of 2007).

7Non-recurring items is a non-GAAP measure we use to identify items that are outside the normal course of business because they are infrequent, unusual and/or do not represent a normal trend of the business. We believe that highlighting significant non-recurring items and providing operating results without them is useful supplemental information that allows for a better analysis of our underlying and ongoing operating performance.

12 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

5.3 CONSOLIDATED ORDERS AND BACKLOG8

Our consolidated backlog was $2,513.3 million at the end of this quarter. New orders of $353.8 million were added to backlog this quarter, offset by $353.9 million in revenue generated from backlog and a decrease of $86.1 million mainly caused by the appreciation during the quarter of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Backlog down by 3% over last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2007	September 30, 2007

Backlog, beginning of period	$2,599.5	$2,774.6
+ orders	353.8	661.3
– revenue	(353.9)	(712.2)
+/– adjustments (mainly FX)	(86.1)	(210.4)

Backlog, end of period	$2,513.3	$2,513.3

The book-to-sales ratio for the quarter was 1.0x. The ratio for the last 12 months was 1.0x.

You will fi nd more details in Results by segment, below.

6. RESULTS BY SEGMENT

We manage our business and report our results in four segments:

Civil segments:

  Simulation Products/Civil (SP/C);
  Training & Services/Civil (TS/C).

Military segments:

  Simulation Products/Military (SP/M);
  Training & Services/Military (TS/M).

The SP/C and SP/M segments operate as an integrated organization that shares substantially all engineering, development, global procurement, program management and manufacturing functions.

Transactions between segments are mainly transfers of simulators from SP/C to TS/C and are recorded at cost at the consolidated level. If we can measure a segment’s use of jointly used assets, costs and liabilities (mostly corporate costs), we allocate them to the segment in that proportion. If we cannot measure a segment’s use, we allocate in proportion to the segment’s cost of sales.

8Backlog

Backlog is a non-GAAP measure that tells us the expected value of orders we have received but have not yet executed.

  For the SP/C, SP/M and TS/M segments, we consider an item part of our backlog when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract or an order;
  Military contracts are usually executed over a long-term period and some of them must be renewed each year. For the SP/M and TS/M segments, we only include a contract item in backlog when the customer has authorized and received funding for it;
  For the TS/C segment, we include revenues from customers with both long-term and short-term contracts when these customers commit to paying us training fees, or when we reasonably expect them from current customers.

The book-to-sale ratio is calculated as being total orders divided by total revenue in the period.

CAE SECOND QUARTER REPORT 2008 | 13

MANAGEMENT’S DISCUSSION AND ANALYSIS
KEY PERFORMANCE INDICATORS
Segment operating income

(amounts in millions, except operating margins %)		Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Civil segments
Simulation Products/Civil		$26.2	19.7	15.3	15.5	18.7
	%	23.3	17.4	15.7	16.8	22.2
Training & Services/Civil		$14.6	19.6	21.3	13.5	11.2
	%	16.2	20.7	23.2	16.2	14.3

Military segments
Simulation Products/Military		$13.4	12.3	9.5	11.2	7.3
	%	13.8	12.9	10.3	10.6	11.4
Training & Services/Military		$7.9	6.4	6.1	6.8	9.3
	%	14.5	11.6	10.9	13.4	17.4

Total segment operating income		$62.1	58.0	52.2	47.0	46.5
Other income (expense)		$–	–	1.1	(2.8)	(1.7)

EBIT		$62.1	58.0	53.3	44.2	44.8

We use segment operating income to measure the profi tability of our four operating segments, and to help us make decisions about allocating resources. We calculate segment operating income by using a segment’s net earnings before other income, interest, income taxes and discontinued operations. This allows us to assess the profi tability of a segment before the impact of developments not specifi cally related to its performance.

Capital employed

(amounts in millions)	Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Civil segments
Simulation Products/Civil	$(26.9)	(13.0)	(59.8)	(3.0)	(13.6)
Training & Services/Civil	$762.5	734.7	759.1	714.8	639.6

Military segments
Simulation Products/Military	$98.1	90.1	54.5	34.7	57.7
Training & Services/Military	$135.8	142.4	132.8	136.6	129.2

	$969.5	954.2	886.6	883.1	812.9

We use capital employed to understand how much we are investing in our business. We calculate it by taking each segment’s total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtracting total liabilities (not including tax accounts, long-term debt and its current portion, and other non-operating liabilities).

6.1 CIVIL SEGMENTS

SIMULATION PRODUCTS/CIVIL

SP/C was awarded contracts for the following 5 FFSs this quarter:

  One A320 FFS to Air France;
  One B737 and one B777 FFSs to Virgin Blue;
  One B747-8 FFS to Alteon Training;
  One B737 FFS to Lion Air.

In addition, Emirates-CAE Flight Training Centre (ECFT) committed to a Bombardier Global Express FFS and a Hawker Beechcraft FFS-5000.

14 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial results

(amounts in millions, except operating margins)		Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Revenue		$112.3	113.0	97.6	92.1	84.2
Segment operating income		$26.2	19.7	15.3	15.5	18.7
Operating margins	%	23.3	17.4	15.7	16.8	22.2
Amortization & depreciation		$2.0	1.5	2.9	2.3	2.1
Capital expenditures		$1.4	0.8	1.8	0.9	3.5
Capital employed		$(26.9)	(13.0)	(59.8)	(3.0)	(13.6)
Backlog		$373.3	413.3	352.8	340.0	313.2

Revenue similar to last quarter and up by 33% year over year

The increase year over year is mainly due to higher orders and revenue recorded on simulators that were being manufactured for which we signed sales contracts during the quarter.

Revenue year to date is $225.3 million, 42% or $66.9 million higher than the same period last year.

Segment operating income up by 33% over last quarter and by 40% year over year

Segment operating income increased over last quarter and year over year because of a concentrated number of deliveries for which some key performance risks had been mitigated and costs savings realized partly resulting from a stronger Canadian dollar against U.S. dollar denominated purchases.

Segment operating income for the fi rst six months of the year was $45.9 million (20.4% of revenue), representing an increase of 55% or $16.3 million compared to the same period last year.

Sale contracts are hedged upon signing at the prevailing rate. In the fi rst six months of the year, a majority of SP/C’s revenue was generated from sales previously hedged against currency fl uctuations. As a result, the short-term impact of the appreciation of the Canadian dollar against foreign currencies marginally impacted SP/C’s revenue.

Capital employed decreased over last quarter

Capital employed was lower mainly due to lower working capital accounts. This was primarily due to a decrease in our inventory level.

Backlog down by 10% over last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2007	September 30, 2007

Backlog, beginning of period	$413.3	$352.8
+ orders	74.3	240.0
– revenue	(112.3)	(225.3)
+/– adjustments	(2.0)	5.8

Backlog, end of period	$373.3	$373.3

This quarter’s book-to-sale ratio was 0.7x. The ratio for the last 12 months was 1.1x.

TRAINING & SERVICES/CIVIL

TS/C was awarded over $165 million in contracts this quarter.

  Signed a series of contracts with Air Canada granting us responsibility over the airline’s Toronto and Vancouver centres for training centre operation services;
  Signed a contract with first-time customer Mooney Airplane Company, maker of the world’s highest performance single-engine, piston-powered aircraft;
  Signed contracts with business aviation operators amounting to approximately $40 million. More than half of these contracts are with new customers.

Expansion and new initiatives

  We plan to expand our global training network with 16 additional new business jet training programs. These programs enter into service over the next two years, both in the United States and in a range of other global locations, and will address the six largest business jet aircraft manufacturers: Bombardier, Cessna, Dassault Falcon, Embraer, Gulfstream and Hawker Beechcraft. This expansion will enable us to offer training on 90 percent of all business aviation platforms.

CAE SECOND QUARTER REPORT 2008 | 15

MANAGEMENT’S DISCUSSION AND ANALYSIS
Financial results

(amounts in millions, except operating margins,
RSEUs and FFSs deployed)		Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Revenue		$90.0	94.8	91.7	83.1	78.4
Segment operating income		$14.6	19.6	21.3	13.5	11.2
Operating margins	%	16.2	20.7	23.2	16.2	14.3
Amortization & depreciation		$13.5	13.1	12.4	11.8	10.7
Capital expenditures		$79.3	26.8	27.7	32.5	30.1
Capital employed		$762.5	734.7	759.1	714.8	639.6
Backlog		$887.5	853.4	951.6	905.6	842.9
RSEUs[9]		106	105	101	97	99
FFSs deployed		119	117	114	110	110

Revenue down by 5% over last quarter and up by 15% year over year

The decrease over last quarter was mainly due to the appreciation of the Canadian currency and seasonal fl uctuations. The increase year over year was mainly attributed to a strong demand in most of our training centres, translating into a higher utilization rate, and seven more RSEUs than in the same period last year.

Revenue year to date is $184.8 million, 14% or $22.7 million higher than the same period last year.

Segment operating income was $14.6 million (16.2% of revenue)

Segment operating income was $14.6 million (16.2% of revenue) this quarter, compared to $19.6 million (20.7% of revenue) in the last quarter and $11.2 million (14.3% of revenue) in the same period last year.

Segment operating income decreased by $5.0 million over last quarter mainly due to costs associated with the expansion of our network, the ramp-up of new training programs and some seasonality impact.

TS/C’s operating margin was relatively unaffected by foreign exchange fl uctuations. However, year over year, the appreciation of the Canadian dollar reduced the translation value of the segment’s revenue and operating income.

Segment operating income for the fi rst six months of the year was $34.2 million (18.5% of revenue), 16% or $4.7 million higher than in the same period last year.

Capital employed increased over last quarter

Capital employed was higher mainly because of our investments in our subsidiaries, partly offset by the appreciation of the Canadian dollar.

Capital expenditures at $79.3 million this quarter

Capital expenditures this quarter were impacted by the buyback of some leased simulators that were already part of our network and, therefore, included in our maintenance capital expenditures.

Backlog up by 4% over last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2007	September 30, 2007

Backlog, beginning of period	$853.4	$951.6
+ orders	165.5	231.8
– revenue	(90.0)	(184.8)
+/– adjustments (mainly FX)	(41.4)	(111.1)

Backlog, end of period	$887.5	$887.5

This quarter’s book-to-sale ratio was 1.8x. The ratio for the last twelve months was 1.3x.

9Revenue simulator equivalent unit (RSEU) is a fi nancial measure we use to show the total number of FFSs available to generate revenue during the period. For example, in the case of a 50/50 fl ight training joint venture, we will report only 50% of the FFSs deployed under this joint venture as a RSEU. If a FFS is being powered down and relocated, it will not be included as a RSEU until the FFS is re-installed and available to generate revenue.

16 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

6.2 MILITARY SEGMENTS

SIMULATION PRODUCTS/MILITARY

SP/M was awarded $84.6 million in orders this quarter, including:

  One MH-60R tactical operational flight trainer (TOFT) for the U.S. Navy;
  One MH-60S operational flight trainer (OFT) for the U.S. Navy;
  Upgrades for the U.S. Navy’s MH-60S and P-3C OFTs;
  Concurrency upgrades on the C-130J and KC-130J simulators operated by the U.S. Air Force, U.S. Marine Corps and U.K. Royal Air Force;
  One handling qualities simulator to Korean Aerospace Industries (KAI).

Financial results

(amounts in millions, except operating margins)		Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Revenue		$97.1	95.5	92.2	105.2	64.3
Segment operating income		$13.4	12.3	9.5	11.2	7.3
Operating margins	%	13.8	12.9	10.3	10.6	11.4
Amortization & depreciation		$2.5	2.2	2.6	1.9	2.3
Capital expenditures		$2.4	1.3	1.8	1.5	0.9
Capital employed		$98.1	90.1	54.5	34.7	57.7
Backlog		$535.3	560.5	635.8	609.0	626.3

Revenue up by 2% over last quarter and up 51% year over year

The increase over last quarter was mainly due to a higher completion level resulting from the achievement of some signifi cant milestones on some U.S. programs, including the acceptance by the U.S. Army of the MH-47G Chinook combat mission simulator. This increase was partly offset by the negative impact of the appreciation of the Canadian dollar against the U.S. dollar and the euro. The increase year over year was mainly the result of higher revenue on some U.S. and U.K. programs as well as the integration into our results of the acquisitions of Engenuity and Multigen. The increase was partly offset by the appreciation of the Canadian dollar against the U.S. dollar.

Revenue year to date is $192.6 million, 20% or $32.5 million higher than in the same period last year.

Segment operating income up by 9% over last quarter and up by 84% year over year

Segment operating income was higher over last quarter and year over year mainly because of the achievement of some signifi cant milestones on some U.S. and U.K. programs for which key performance risks had been mitigated and cost integration savings realized. Segment operating income for the fi rst six months of the year was $25.7 million, 40% or $7.3 million higher than in the same period last year.

Capital employed increased over last quarter
The increase this quarter was mainly a result of the acquisition of Macmet Technologies.
Backlog down by 4% over last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2007	September 30, 2007

Backlog, beginning of period	$560.5	$635.8
+ orders	84.6	124.4
– revenue	(97.1)	(192.6)
+/– adjustments (mainly FX)	(12.7)	(32.3)

Backlog, end of period	$535.3	$535.3

This quarter’s book-to-sale ratio was 0.9x. The ratio for the last 12 months was 0.8x refl ecting the unique nature of military contracts and the irregular timing in which they are awarded.

CAE SECOND QUARTER REPORT 2008 | 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

TRAINING & SERVICES/MILITARY

TS/M was awarded $29.4 million in orders this quarter, including:

  C-130 training services for the U.S. Air Force;
  Increased upgrades of avionic software, integrated logistics support and data management services for the Canadian Forces’ CF-18 aircraft.

Financial results

(amounts in millions, except operating margins)		Q2-2008	Q1-2008	Q4-2007	Q3-2007	Q2-2007

Revenue		$54.5	55.0	55.8	50.8	53.5
Segment operating income		$7.9	6.4	6.1	6.8	9.3
Operating margins	%	14.5	11.6	10.9	13.4	17.4
Amortization & depreciation		$2.2	1.7	1.9	1.7	1.8
Capital expenditures		$4.3	3.8	2.5	7.8	6.4
Capital employed		$135.8	142.4	132.8	136.6	129.2
Backlog		$717.2	772.3	834.4	857.3	801.6

Revenue similar to last quarter and year over year

Revenue was similar to last quarter and year over year despite the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar. The negative foreign exchange impact was mainly offset over last quarter by the increased training services delivered at our training centres located in Italy and the U.K. Year over year, the negative foreign exchange impact was mainly offset by the recent acquisitions of Engenuity and Kesem.

Revenue year to date is $109.5 million, 8% or $7.9 million higher than in the same period last year.

Segment operating income up by 23% over last quarter and down by 15% year over year

The increase over last quarter was mainly due to a bi-annual dividend we received during the second quarter of fi scal 2008 from an investment in the U.K.

The decrease year over year was mainly because the second quarter of fi scal 2007 included higher labour rate adjustments related to U.S. military contracts. The decrease was partly offset by the above-mentioned dividend.

Segment operating income for the fi rst six months of the year was $14.3 million, 31% or $6.5 million lower than in the same period last year. This was mainly because we received payments from the U.K. government during the fi rst quarter of fi scal 2007 in relation to the AVTS project.

Capital employed decreased over last quarter

The decrease this quarter was mainly because of lower working capital accounts combined with the appreciation of the Canadian dollar against the euro, the British pound and the U.S. dollar.

Backlog down by 7% over last quarter

	Three months ended	Six months ended
(amounts in millions)	September 30, 2007	September 30, 2007

Backlog, beginning of period	$772.3	$834.4
+ orders	29.4	65.1
– revenue	(54.5)	(109.5)
+/– adjustments (mainly FX)	(30.0)	(72.8)

Backlog, end of period	$717.2	$717.2

This quarter’s book-to-sale ratio was 0.5x. TS/M’s order intake is typically higher in the second half of the year when most service contracts are renewed. The ratio for the last 12 months was 0.8x.

The combined military book-to-sale ratio for the quarter and on a trailing 12-month basis was 0.8x.

18 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

7. CONSOLIDATED CASH MOVEMENTS AND LIQUIDITY

We actively manage liquidity and regularly monitor the factors that could affect it, including:

  Cash generated from operations, including timing of milestone payments and management of working capital;
  Capital expenditure requirements;
  Scheduled repayments of long-term debt obligations, our credit capacity and expected future debt market conditions.
7.1 CONSOLIDATED CASH MOVEMENTS

	Three months ended		Six months ended
	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Cash provided by continuing operating activities*	$65.0	$58.0	$134.2	$115.7
Changes in non-cash working capital	32.7	(16.8)	(65.2)	(44.6)

Net cash provided by continuing operations	$97.7	$41.2	$69.0	$71.1
Capital expenditures	(87.4)	(40.9)	(120.1)	(81.6)
Other capitalized costs	(5.9)	6.0	(13.5)	3.4
Cash dividends	(2.5)	(2.5)	(4.9)	(4.9)
Non-recourse financing[10]	25.2	6.9	107.3	17.2

Free cash flow[11]	$27.1	$10.7	$37.8	$5.2
Business acquisitions (net of cash and cash equivalents acquired)	(1.8)	–	(40.7)	–
Other cash movements, net	2.1	1.3	9.0	3.3
Proceeds from disposal of discontinued operations	–	(6.6)	–	(6.6)
Non-recourse financing	(25.2)	(6.9)	(107.3)	(17.2)
Effect of foreign exchange rate changes on cash and cash equivalents	(6.0)	(0.1)	(12.7)	(1.9)

Net decrease in cash before proceeds
and repayment of long-term debt	$(3.8)	$(1.6)	$(113.9)	$(17.2)

*before changes in non-cash working capital

Free cash fl ow up $16.4 million from last quarter and up $16.4 million year over year

The increase over last quarter was mainly attributable to net cash from continuing operations increasing by $126.4 million over last quarter, explained largely by reduced investment in non-cash working capital, partly offset by higher capital expenditures and lower non-recourse fi nancing on property, plant and equipment.

The increase year over year was mainly due to net cash from continuing operations increasing by $56.5 million over last year, largely caused by reduced investment in non-cash working capital, and higher non-recourse fi nancing on property, plant and equipment, partly offset by higher capital expenditures and other capitalized costs.

Free cash fl ow year to date is $37.8 million, $32.6 million higher than in the same period last year. This increase is mainly attributable to an increase in non-recourse fi nancing on property, plant and equipment, offset by higher capital expenditures and other capitalized costs.

10 Non-recourse fi nancing to CAE is a non-GAAP measure we use to classify debt, when recourse against the debt is limited to the assets, equity interest and undertaking of a subsidiary, and not CAE Inc.

11 Free cash fl ow is a non-GAAP measure that tells us how much cash we have available to build the business, repay debt and meet ongoing fi nancial obligations. We use it as an indicator of our fi nancial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting all capital expenditures (including growth capital expenditures and capitalized costs) and dividends paid, and then adding the proceeds from sale and leaseback arrangements and other asset-specifi c fi nancing (including non-recourse debt). Dividends are deducted in the calculation of free cash fl ow because we consider them an obligation, like interest on debt, which means that amount is not available for other uses.

CAE SECOND QUARTER REPORT 2008 | 19

MANAGEMENT’S DISCUSSION AND ANALYSIS

Capital expenditures and other capitalized costs increased by $53.0 million from last quarter and $58.4 million year over year

This quarter, total capital expenditures of $87.4 million included the buyback of some leased simulators that were already part of our network and, therefore included in our maintenance capital expenditures. Our growth capital expenditures were $28.4 million.

Year to date, total capital expenditures were $120.1 million. Our growth capital expenditures were $53.6 million.

Non-recourse fi nancing

During this quarter, the Company drew down an additional $22.6 million, net of fi nancing costs, from the senior secured fi nancing facility obtained during the fi rst quarter of fi scal 2008. As at September 30, 2007, the aggregate year-to-date draw-down from that fi nancing amounted to $92.2 million, net of fi nancing costs.

8.	CONSOLIDATED FINANCIAL POSITION

8.1	CONSOLIDATED CAPITAL EMPLOYED

	As at September 30	As at June 30	As at March 31
(amounts in millions)	2007	2007	2007

Use of capital:
Non-cash working capital	$(54.1)	$(16.3)	$(118.1)
Property, plant and equipment, net	948.9	931.9	986.6
Other long-term assets	395.3	379.6	343.9
Other long-term liabilities	(241.1)	(254.0)	(249.5)

Total capital employed	$1,049.0	$1,041.2	$962.9

Source of capital:
Net debt	$218.6	$221.0	$133.0
Shareholders’ equity	830.4	820.2	829.9

Source of capital	$1,049.0	$1,041.2	$962.9

Capital employed12 similar to last quarter

The slight increase was mainly the result of higher property, plant and equipment, higher other long-term assets and lower other long-term liabilities offset by lower non-cash working capital.

Our return on capital employed13 (ROCE) was 15.4% (13.0% adjusted for operating leases) this quarter compared to 13.2% (10.9% adjusted for operating leases) for the second quarter of last year.

Non-cash working capital14 decreased by $37.8 million this quarter

The decrease was mainly from a reduction in accounts receivable and inventories as well as an accounts payable increase, offset by a decrease in deposits on contracts.

Net property, plant and equipment up $17.0 million since last quarter

The increase was mainly from capital expenditures of $87.4 million, offset by a negative impact of $36.5 million caused by foreign exchange variation and by normal depreciation of $15.6 million.

12 Capital employed is a non-GAAP measure we use to monitor how much we are investing in our business. We measure it from two perspectives:

Capital used

  For the company as a whole, we take total assets (not including cash and cash equivalents), and subtract total liabilities (not including long-term debt and its current portion);
  For each segment, we take the total assets (not including cash and cash equivalents, tax accounts and other non-operating assets), and subtract total liabilities (not including tax accounts, long-term debt and its current portion and other non-operating liabilities).

Source of capital

• We add net debt to total shareholders’ equity to understand where our capital is coming from.

13 Return on capital employed (ROCE) is a non-GAAP measure that we use to evaluate the profi tability of our invested capital. We calculate this ratio over a rolling 4 quarter period by taking earnings from continuing operations excluding non-recurring items and interest expenses, after tax, divided by the average capital employed. In addition, we also calculate this ratio adjusting earnings and capital employed to refl ect the ordinarily off-balance sheet operating leases.

14 Non-cash working capital is a non-GAAP measure we use to monitor how much money we have committed in the day-to-day operation of our business. We calculate it by taking current assets (not including cash and cash equivalents or the current portion of assets held for sale) and subtracting current liabilities (not including the current portion of long-term debt or the current portion of liabilities related to assets held for sale).

20 | CAE SECOND QUARTER REPORT 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

Net debt15 decreased by $2.4 million this quarter

The decrease was largely caused by the appreciation of the Canadian dollar against our foreign denominated debt, partly offset by $3.8 million net decrease in cash, before proceeds and repayment of long-term debt and by assumption of debt held by acquired businesses.

Change in net debt

	Three months ended	Six months ended
(amounts in millions)	September 30, 2007	September 30, 2007

Net debt, beginning of period	$221.0	$133.0
Impact of cash movements on net debt
(see table in the cash movements section)	3.8	113.9
Business acquisitions and others	11.0	9.3
Effect of foreign exchange rate changes on long-term debt	(17.2)	(37.6)

Increase (decrease) in net debt during the period	(2.4)	85.6

Net debt, end of period	$218.6	$218.6

9. ACQUISITIONS

During the current fi scal year, the Company acquired four businesses for a total cost, including acquisition costs, of $50.2 million which was payable primarily in cash. The total costs do not include potential additional consideration of $12 million that is contingent on certain conditions being satisfi ed, which if met, would be recorded as additional goodwill.

Goodwill and intangible assets recognized in these transactions amounted to $28.3 million and $28.2 million respectively. Intangible assets are composed of trade names amounting to $1.5 million, technology totaling $20.8 million and customer relationships in the amount of $5.9 million. The goodwill is not deductible for tax purposes.

The net assets of Engenuity will be segregated between the Simulation Products/Military and Training & Services/Military segments. The net assets of MultiGen and Macmet will be included in the Simulation Products/Military segment. The net assets of Flightscape will be included in the Training & Services/Civil segment.

The acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

Engenuity Technologies Inc.

During the fi rst quarter of fi scal 2008, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MultiGen-Paradigm Inc.

In May 2007, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation fi le formats.

Macmet Technologies Limited

In July 2007, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades fl ight simulators, tank and gunnery trainers, as well as develops software required for simulations.

Flightscape Inc.

In August 2007, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in fl ight data analysis and fl ight sciences and develops software solutions that enable the effective study and understanding of recorded fl ight data to improve safety, maintenance and fl ight operations.

15 Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall fi nancial position, and calculate it by taking our total long-term debt (debt that matures in more than one year), including the current portion, and subtracting cash and cash equivalents.

CAE SECOND QUARTER REPORT 2008 | 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

10. CHANGES IN ACCOUNTING STANDARDS

We prepare our fi nancial statements according to Canadian GAAP as published by the Accounting Standards Board (AcSB) of the Canadian Institute of Chartered Accountants (CICA) in its Handbook Sections, Accounting Guidelines (AcG) and Emerging Issues Committee.

Financial instruments, hedges and comprehensive income

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges. As a result, the comparative interim consolidated fi nancial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as a part of accumulated other comprehensive income.

The impact of the adoption of the new accounting standards was recognized as an adjustment to the carrying amount of the related fi nancial assets and liabilities and recorded in Shareholders’ equity as at April 1, 2007. The transition adjustment resulted in a decrease of $8.3 million recorded to retained earnings and $3.5 million recorded to accumulated other comprehensive loss. These accounting standards and the impact of these changes on the Company’s fi nancial statements are discussed in Note 2 – Change in Accounting Policies to the interim consolidated fi nancial statements.

11.	CONTROLS AND PROCEDURES

11.1	EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

In the second quarter ended September 30, 2007, the Company did not make any signifi cant changes in, nor take any signifi cant corrective actions regarding its internal controls or other factors that could signifi cantly affect such internal controls. The Company’s CEO and CFO periodically review the Company’s disclosure controls and procedures for effectiveness and conduct an evaluation each quarter. As of the end of the second quarter, the Company’s CEO and CFO were satisfi ed with the effectiveness of the Company’s disclosure controls and procedures.

22 | CAE SECOND QUARTER REPORT 2008

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets
(Unaudited)	As at September 30	As at March 31
(amounts in millions of Canadian dollars)	2007	2007

Assets
Current assets
Cash and cash equivalents	$144.3	$150.2
Accounts receivable	261.7	219.8
Inventories	197.7	203.8
Prepaid expenses	21.8	23.5
Income taxes recoverable	31.7	24.7
Future income taxes	4.5	3.7

	661.7	625.7
Property, plant and equipment, net	948.9	986.6
Future income taxes	79.5	81.5
Intangible assets	59.5	36.0
Goodwill	112.1	96.9
Other assets	144.2	129.5

	$2,005.9	$1,956.2

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$380.4	$403.9
Deposits on contracts	183.3	184.8
Current portion of long-term debt	25.5	27.2
Future income taxes	7.8	4.9

	597.0	620.8
Long-term debt (Note 5)	337.4	256.0
Deferred gains and other long-term liabilities	209.5	232.7
Future income taxes	31.6	16.8

	1,175.5	1,126.3

Shareholders’ Equity
Capital stock (Note 6)	417.4	401.7
Contributed surplus	5.6	5.7
Retained earnings	574.4	510.2
Accumulated other comprehensive loss (Note 7)	(167.0)	(87.7)

	830.4	829.9

	$2,005.9	$1,956.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE SECOND QUARTER REPORT 2008 | 23

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Earnings
	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2007	2006	2007	2006

Revenue	$353.9	$280.4	$712.2	$582.2

Earnings before interest and income taxes (Note 11)	$62.1	$44.8	$120.1	$91.9
Interest expense, net (Note 5)	5.4	1.2	8.0	4.2

Earnings before income taxes	$56.7	$43.6	$112.1	$87.7
Income tax expense	17.7	12.3	34.4	23.4

Earnings from continuing operations	$39.0	$31.3	$77.7	$64.3
Results of discontinued operations	(0.1)	(0.3)	(0.1)	(0.9)

Net earnings	$38.9	$31.0	$77.6	$63.4

Basic earnings per share from continuing operations	$0.15	$0.12	$0.31	$0.26

Diluted earnings per share from continuing operations	$0.15	$0.12	$0.31	$0.25

Basic and diluted earnings per share	$0.15	$0.12	$0.31	$0.25

Weighted average number of shares outstanding (Basic)	253.5	251.0	253.0	250.9

Weighted average number of shares outstanding (Diluted)	254.9	252.9	254.3	252.8

The accompanying notes form an integral part of these Consolidated Financial Statements.
Consolidated Statements of Retained Earnings
	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Retained earnings at beginning of period	$538.1	$422.7	$510.2	$392.8
Transition adjustments – Financial instruments (Note 2)	–	–	(8.3)	–
Net earnings	38.9	31.0	77.6	63.4
Dividends	(2.6)	(2.5)	(5.1)	(5.0)

Retained earnings at end of period	$574.4	$451.2	$574.4	$451.2

The accompanying notes form an integral part of these Consolidated Financial Statements.

24 | CAE SECOND QUARTER REPORT 2008

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Comprehensive Income

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Net earnings	$38.9	$31.0	$77.6	$63.4

Other comprehensive income (loss), net of income taxes:
Foreign Currency Translation Adjustment
Net foreign exchange gains (losses) on translating financial statements
of self-sustaining foreign operations	$(43.1)	$0.7	$(110.6)	$(16.0)
Net change in gains on certain long-term debt denominated in foreign currency and designated as hedges on net investments of
self-sustaining foreign operations	6.3	–	14.6	5.6
Income tax adjustment	0.4	–	0.9	(0.2)

	$(36.4)	$0.7	$(95.1)	$(10.6)

Net Changes in Cash Flow Hedge
Net change in gains on derivative items designated as hedges of cash flows	$10.5	$–	$28.6	$–
Income tax adjustment	(3.5)	–	(9.3)	–

	$7.0	$–	$19.3	$–

Total other comprehensive (loss) income	$(29.4)	$0.7	$(75.8)	$(10.6)

Comprehensive income	$9.5	$31.7	$1.8	$52.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

CAE SECOND QUARTER REPORT 2008 | 25

CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Statements of Cash Flows
Three months ended			Six months ended
(Unaudited)	September 30		September 30
(amounts in millions of Canadian dollars)	2007	2006	2007	2006

Operating activities
Net earnings	$38.9	$31.0	$77.6	$63.4
Results of discontinued operations	0.1	0.3	0.1	0.9

Earnings from continuing operations	39.0	31.3	77.7	64.3
Adjustments to reconcile earnings to cash flows from operating activities:
Depreciation	15.6	13.3	30.2	26.1
Financing cost amortization	0.3	0.2	0.5	0.4
Amortization and write down of intangible and other assets	4.6	3.6	8.5	7.2
Future income taxes	5.3	6.4	10.1	12.6
Investment tax credits	3.7	(1.6)	7.5	(4.1)
Stock-based compensation plans	1.8	4.9	(1.1)	8.0
Employee future benefits – net	(0.1)	(0.2)	(0.2)	(0.3)
Other	(5.2)	0.1	1.0	1.5
Changes in non-cash working capital (Note 8)	32.7	(16.8)	(65.2)	(44.6)

Net cash provided by operating activities	97.7	41.2	69.0	71.1

Investing activities
Business acquisitions (net of cash and cash equivalents acquired) (Note 3)	(1.8)	–	(40.7)	–
Proceeds from disposal of discontinued operations (Note 8)	–	(6.6)	–	(6.6)
Capital expenditures	(87.4)	(40.9)	(120.1)	(81.6)
Deferred development costs	(4.9)	(0.2)	(9.7)	(0.2)
Deferred pre-operating costs	(0.1)	–	(0.4)	(0.1)
Other	(0.9)	6.2	(3.4)	3.7

Net cash used in investing activities	(95.1)	(41.5)	(174.3)	(84.8)

Financing activities
Net borrowing under revolving unsecured credit facilities	–	30.0	15.0	30.0
Proceeds from long-term debt, net of transaction costs and
debt basis adjustment (Note 5)	25.2	14.1	109.4	24.5
Reimbursement of long-term debt	(12.1)	(4.0)	(16.4)	(7.6)
Dividends paid	(2.5)	(2.5)	(4.9)	(4.9)
Common stock issuance	1.9	1.6	13.5	2.7
Other	0.2	(0.3)	(4.5)	0.6

Net cash provided by financing activities	12.7	38.9	112.1	45.3

Effect of foreign exchange rate changes on cash and cash equivalents	(6.0)	(0.1)	(12.7)	(1.9)

Net increase (decrease) in cash and cash equivalents	9.3	38.5	(5.9)	29.7
Cash and cash equivalents at beginning of period	135.0	72.3	150.2	81.1

Cash and cash equivalents at end of period	$144.3	$110.8	$144.3	$110.8

The accompanying notes form an integral part of these Consolidated Financial Statements.

26 | CAE SECOND QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

CAE Inc. (or the Company) designs, manufactures and supplies simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators and aircraft manufacturers. CAE’s flight simulators replicate aircraft performance in normal and abnormal operations as well as a comprehensive set of environmental conditions utilizing visual systems that contain an extensive database of airports, other landing areas, fl ying environments, motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. The Company also operates a global network of training centres in locations around the world.

The Company’s operations are managed through four segments:

(i)	Simulation Products/Civil – Designs, manufactures and supplies civil flight simulators, training devices and visual systems;

(ii)	Simulation Products/Military – Designs, manufactures and supplies advanced military training products for air, land and sea applications;

(iii)	Training & Services/Civil – Provides business and commercial aviation training and related services;

(iv)	Training & Services/Military – Supplies military turnkey training and operational solutions, support services, life extensions, systems maintenance and modelling and simulation solutions.

SEASONALITY AND CYCLICALITY OF THE BUSINESS

The Company’s business operating segments are affected in varying degrees by market cyclicality and/or seasonality. As such, operating performance over a given interim period should not necessarily be considered indicative of full fi scal year performance.

The Simulation Products/Civil segment sells equipment directly to airlines and to the extent that the entire commercial airline industry is affected by cycles of expansion and contraction, the Company’s performance will also be affected. The Training & Services/Civil segment activities are affected by the seasonality of its industry – in times of peak travel (such as holidays), airline and business jet pilots are generally occupied flying aircraft rather than attending training sessions. The opposite also holds true – slower travel periods tend to be more active training periods for pilots. Therefore, the Company has historically experienced greater demand for training services in the fi rst and fourth quarters of the fi scal year and lower demand during the second and third quarters.

Order intake for the Military segments can be impacted by the unique nature of military contracts and the irregular timing in which they are awarded.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with GAAP requires CAE’s management (Management) to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses for the period reported. Management reviews its estimates on an ongoing basis, particularly as they relate to accounting of long-term contracts, useful lives, employee future benefits, income taxes, impairment of long-lived assets, goodwill and intangibles, based on Management’s best knowledge of current events and actions that the Company may undertake in the future. Actual results could differ from those estimates; significant changes in estimates and/or assumptions could result in the impairment of certain assets.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND FINANCIAL STATEMENT PRESENTATION

These interim unaudited consolidated financial statements have been prepared, in all material respects, in accordance with generally accepted accounting principles in Canada (GAAP) as defined by the Canadian Institute of Chartered Accountants (CICA).

These consolidated financial statements comply with generally accepted accounting principles applicable to interim fi nancial statements and, except as otherwise indicated hereunder, have been prepared on a basis consistent with the Company’s annual consolidated financial statements for the year ended March 31, 2007 except for the adoption of the accounting standards described in Note 2.

CAE SECOND QUARTER REPORT 2008 | 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES (CONT’D)

These consolidated statements do not include all of the disclosures applicable to annual consolidated fi nancial statements; for a full description of the Company’s accounting policies, refer to the Company’s annual consolidated fi nancial statements for the year ended March 31, 2007 available on-line at www.sedar.com, at www.sec.gov, as well as on the Company’s website at www.cae.com. While Management believes that the disclosures presented are adequate and that the disclosures highlight all material changes during the quarter, these interim consolidated fi nancial statements should be read in conjunction with the most recent annual consolidated fi nancial statements.

Certain comparative fi gures have been reclassifi ed to conform to the current presentation.

Except where otherwise noted, all amounts in these consolidated fi nancial statements are expressed in Canadian dollars.

BASIS OF CONSOLIDATION

The consolidated fi nancial statements include the accounts of CAE Inc. and all majority-owned subsidiaries and variable interest entities for which the Company is the primary benefi ciary. They also include the Company’s proportionate share of assets, liabilities and earnings of joint ventures in which the Company has an interest. All signifi cant intercompany accounts and transactions have been eliminated. Investments over which the Company exercises signifi cant infl uence are accounted for using the equity method, and portfolio investments are accounted at fair value unless there is no readily available market value.

NOTE 2 – CHANGE IN ACCOUNTING POLICIES

Accounting Changes

On April 1, 2007, the Company adopted CICA Handbook Section 1506, Accounting Changes. This standard establishes criteria for changing accounting policies, along with the accounting treatment and disclosure regarding changes in accounting policies, estimates and correction of errors.

Financial Instruments

On April 1, 2007, the Company adopted CICA Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments – Recognition and Measurement and Section 3865, Hedges, which provide accounting guidelines for recognition and measurement of fi nancial assets, fi nancial liabilities and non-fi nancial derivatives, and describe when and how hedge accounting may be applied.

The Company’s adoption of these fi nancial instruments standards resulted in changes in the accounting for fi nancial instruments and hedges. The impact of these new standards is presented as a transitional adjustment in opening retained earnings and opening accumulated other comprehensive loss, as applicable. The comparative interim consolidated fi nancial statements have not been restated except for the foreign currency translation adjustment, which is now disclosed as a part of accumulated other comprehensive loss. The resulting changes in the accounting for fi nancial instruments and hedges due to the adoption of these accounting standards are described further.

(i)	Comprehensive Income (loss)

Comprehensive income (loss), established under CICA Section 1530, is a standard that provides guidance on the presentation of comprehensive income (loss) which is defined as the change in shareholders’ equity, from transactions and other events and circumstances from non-owner sources, and is composed of the Company’s net earnings (loss) and other comprehensive income (loss).

Other comprehensive income (loss) refers to revenues, expenses, gains and losses that are recognized in comprehensive income (loss), but excluded from net earnings (loss), and includes net changes in unrealized foreign exchange gains (losses) on translating financial statements of self-sustaining foreign operations, net changes in gains (losses) on items designated as hedges on net investments including reclassification to earnings and net changes in gains (losses) on derivative items designated as hedges of cash flows and net changes on financial assets classified as available for sale, all net of income taxes.

(ii)	Financial Assets and Financial Liabilities

Section 3855 requires that financial assets and financial liabilities, including derivative financial instruments, be recognized on the consolidated balance sheet when the Company becomes a party to the contractual provisions of the financial instrument. On initial recognition, all financial instruments subject to Section 3855, including embedded derivative financial instruments that are not clearly and closely related to the host contract, must be measured at fair value. Financial assets and financial liabilities are initially recognized at fair value and are classified into one of these five categories: held-for-trading, held-to-maturity investments, loans and receivables, other financial liabilities and available-for-sale financial instruments. They are subsequently accounted for based on their classification as described below. The classification depends on the purpose for which the financial instruments were acquired and their characteristics. Except in very limited circumstances, the classification is not changed subsequent to initial recognition.

28 | CAE SECOND QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

Held-for-trading

Financial instruments classifi ed as held-for-trading are carried at fair value at each balance sheet date with the changes in fair value recorded in net earnings in the period in which these changes arise. Section 3855 allows an entity to designate any fi nancial instrument as held-for-trading on initial recognition or adoption of the accounting standard if reliable fair values are available, even if that instrument would not otherwise satisfy the defi nition of held-for-trading (fair value option).

Held-to-maturity investments, loans and receivables and other fi nancial liabilities

Financial instruments classifi ed as loans and receivables, held-to-maturity investments and other fi nancial liabilities are carried at amortized cost using the effective interest method. The interest income or expense is included in net earnings in the period. The Company’s long-term debt, including related debt issue costs, is accounted for at the amortized cost using the effective interest method.

Available-for-sale

Financial instruments classifi ed as available-for-sale are carried at fair value at each balance sheet date with the changes in fair value recorded in other comprehensive income (loss) in the period in which the change arise. Securities that are classifi ed as available-for-sale and do not have a readily available market value are recorded at cost. Available-for-sale securities are written down to fair value through earnings whenever it is necessary to refl ect other-than-temporary impairment. Upon de-recognition, all cumulative gains or losses are then recognized in net earnings.

As a result of the adoption of these new standards, the Company has classifi ed its cash and cash equivalents as held-for-trading. Accounts receivable are classifi ed as loans and receivables. Except for a minority interest investment classifi ed as available-for-sale, the Company’s investments consist of equity of entities subject to signifi cant infl uence and joint ventures which are excluded from the scope of this standard. Accounts payable and accrued liabilities and long-term debt, including interest payable, are classifi ed as other fi nancial liabilities, all of which are measured at amortized cost. All derivative instruments are classifi ed as held-for-trading.

(iii)	Derivatives and hedge accounting

Derivatives

All derivative instruments are recorded in the consolidated balance sheets at fair value at each balance sheet date. Derivatives may be embedded in other financial instruments (host instrument). Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument. Under the new standards, embedded derivatives are treated as separate derivatives if their economic characteristics and risks are not clearly and closely related to those of the host instrument, the terms of the embedded derivative are the same as those of a stand-alone derivative, and the combined contract is not held for trading or designated at fair value. These embedded derivatives are measured at fair value at each balance sheet date with subsequent changes recognized in net earnings in the period in which the changes arise.

Hedge accounting

Under the new standards, all derivatives are recorded at fair value. The method of recognizing fair value gains and losses depends on whether derivatives are held for trading or are designated as hedging instruments, and, if the latter, the nature of the risks being hedged. All gains and losses from changes in the fair value of derivatives not designated as hedges are recognized in the consolidated statements of earnings. When derivatives are designated as hedges, the Company classifies them either as: (a) hedges of the change in fair value of recognized assets or liabilities or firm commitments (fair value hedges); or (b) hedges of the variability in highly probably future cash flows attributable to a recognized asset or liability, or a forecasted transaction (cash flow hedges).

Fair value hedge

The Company has outstanding interest rate swap contracts, which it designates as a fair value hedge related to variations of the fair value of its long-term debt due to change in LIBOR interest rates. In a fair value hedge relationship, gains or losses from the measurement of derivative hedging instruments at fair value are recorded in earnings, while gains or losses on hedged items attributable to the hedged risks are accounted for as an adjustment to the carrying amount of hedged items and are recorded in earnings.

CAE SECOND QUARTER REPORT 2008 | 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

Cash flow hedge

The Company has forward exchange contracts, which it designates as cash fl ow hedges of anticipated future cash receipts. The amounts and timing of future cash fl ows are projected on the basis of their contractual terms and estimated progress on projects. The aggregate cash fl ows over time form the basis for identifying the effective portion of gains and losses on the derivatives instruments designated as cash fl ow hedges of forecasted transactions. The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash fl ow hedges is recognized in comprehensive income (loss). Any gain or loss in fair value relating to the ineffective portion is recognized immediately in earnings. Amounts accumulated in other comprehensive income (loss) are reclassifi ed to the consolidated statements of earnings in the period in which the hedged item affects earnings. When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in other comprehensive income (loss) at that time remains in other comprehensive income (loss) until the forecasted transaction is eventually recognized in the consolidated statements of earnings. When it is probable that a forecasted transaction will not occur, the cumulative gain or loss that was reported in other comprehensive income (loss) is recognized immediately in earnings.

(iv)	Deferred financing fees

Under the new standards, transaction costs related to the issuance or acquisition of financial assets and liabilities (other than those classified as held-for-trading) may be either all recognized into earnings as incurred, or are recorded with the asset or liability to which they are associated and amortized using the effective-interest rate method. Previously, the Company had deferred these costs and amortized them over the life of the related financial asset or liability.

The Company elected to record transaction costs with the asset or liability to which they are associated and amortize them using the effective-interest rate method. As a result, the Company reclassified deferred financing costs, resulting in an adjustment to long-term debt on April 1, 2007.

The impact on the consolidated balance sheet was as follows as at April 1, 2007:

(Unaudited)		Increase
(amounts in millions)	Reclassification	(decrease)	Total

Assets
Accounts receivable	$–	$7.8	$7.8
Inventories	–	1.2	1.2
Income taxes recoverable	–	5.5	5.5
Property, plant and equipment, net	–	(0.7)	(0.7)
Other assets	(1.5)	4.4	2.9

	$(1.5)	$18.2	$16.7

Liabilities
Accounts payable and accrued liabilities	$–	$7.7	$7.7
Deposits on contracts	–	3.2	3.2
Current portion of long-term debt	(0.1)	–	(0.1)
Long-term debt	(1.4)	2.5	1.1
Deferred gains and other long-term liabilities	–	16.6	16.6

	$(1.5)	$30.0	$28.5
Shareholders’ equity
Retained earnings	$–	$(8.3)	$(8.3)
Accumulated other comprehensive loss	–	(3.5)	(3.5)

	$(1.5)	$18.2	$16.7

30 | CAE SECOND QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 – CHANGE IN ACCOUNTING POLICIES (CONT’D)

The following table summarizes the required transition adjustments upon adoption of the relevant standards as at April 1, 2007:

(Unaudited)	Retained	Accumulated Other
(amounts in millions)	Earnings	Comprehensive Loss

Financial instruments classified as held-for-trading	$(0.3)	$–
Effect of discontinued hedging relations	(2.6)	–
Carrying value difference of financial instruments recognized as held-to-maturity, loans and receivables and other financial liabilities
carried at amortized cost using the effective interest method	(0.1)	–
Fair value of cash flow hedges	(0.1)	(6.0)
Effect of initial recognition of embedded derivatives	(9.4)	–
Other	0.3	0.9
Income tax adjustment	3.9	1.6

	$(8.3)	$(3.5)

All derivative fi nancial instruments, including embedded derivatives that are not clearly and closely related to those of the host instrument, are recorded on the consolidated balance sheet at fair value. Short-term and long-term derivative assets have been included as part of accounts receivable and other assets respectively, while short-term and long-term derivative liabilities have been included as part of accounts payable and accrued liabilities and deferred gains and other long-term liabilities, in that order. Gains and losses of fi nancial instruments classifi ed as held-for-trading, net of taxes, including derivatives not qualifying for hedge accounting in accordance with the new standards and which were not previously recorded at fair value, have been recognized in the opening balance of retained earnings. Adjustments, net of taxes, arising from the difference at transition between the carrying value of fi nancial instruments recognized as held-to-maturity, loans and receivables and other fi nancial liabilities carried at amortized cost using the effective interest method and their carrying value as at March 31, 2007, have been recognized in the opening balance of retained earnings. Other adjustments including those arising as a result of re-measuring hedging instruments designated as cash fl ow hedges are recognized in the opening balance of accumulated other comprehensive income and opening retained earnings, net of taxes. The effects of the initial recognition of embedded derivatives have been recognized in the opening balance of retained earnings. Finally, the cumulative translation adjustment balance previously disclosed as a separate component of shareholders’ equity has been reclassifi ed to accumulated other comprehensive income.

NOTE 3 – BUSINESS ACQUISITIONS

During the current fi scal year, the Company acquired four businesses for a total cost, including acquisition costs, of $50.2 million which was payable primarily in cash. The total costs do not include potential additional consideration of $12 million that is contingent on certain conditions being satisfi ed, which if met, would be recorded as additional goodwill.

Goodwill and intangible assets recognized in these transactions amounted to $28.3 million and $28.2 million respectively. Intangible assets are composed of trade names amounting to $1.5 million, technology totaling $20.8 million and customer relationships in the amount of $5.9 million. The goodwill is not deductible for tax purposes.

The net assets of Engenuity will be segregated between the Simulation Products/Military and Training & Services/Military segments. The net assets of MultiGen and Macmet will be included in the Simulation Products/Military segment. The net assets of Flightscape will be included in the Training & Services/Civil segment.

The acquisitions were accounted for under the purchase method and the operating results have been included from their acquisition date.

ENGENUITY TECHNOLOGIES INC.

During the first quarter of fiscal 2008, the Company acquired Engenuity Technologies Inc. (Engenuity) which develops commercial-off-the-shelf (COTS) simulation and visualization software for the aerospace and defence markets.

MULTIGEN-PARADIGM INC.

In May 2007, the Company acquired MultiGen-Paradigm Inc. (MultiGen), a supplier of real-time COTS software for creating and visualizing simulation solutions and creates industry standard visual simulation fi le formats.

MACMET TECHNOLOGIES LIMITED

In July 2007, the Company acquired 76% of the outstanding shares of Macmet Technologies Limited (Macmet). Macmet assembles, repairs and upgrades fl ight simulators, tank and gunnery trainers, as well as develops software required for simulations.

CAE SECOND QUARTER REPORT 2008 | 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – BUSINESS ACQUISITIONS (CONT’D)

FLIGHTSCAPE INC.

In August 2007, the Company acquired Flightscape Inc. (Flightscape), which provides expertise in fl ight data analysis and fl ight sciences and develops software solutions that enable the effective study and understanding of recorded fl ight data to improve safety, maintenance and fl ight operations.

NOTE 4 – INVESTMENTS IN JOINT VENTURES

The Company’s consolidated balance sheets as at September 30, 2007 and as at March 31, 2007 and consolidated statements of earnings and cash fl ows for the three and six months ended September 30, 2007, include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited - 49%, Helicopter Training Media International GmbH - 50%, Helicopter Flight Training Services GmbH - 25% and the Emirates-CAE Flight Training centre - 50%.

The Company’s consolidated statements of earnings and cash fl ows for the three and six months ended September 30, 2006, include, on a proportionate consolidation basis, the impact of its joint venture companies of Zhuhai Xiang Yi Aviation Technology Company Limited - 49%, Helicopter Training Media International GmbH - 50%, and Helicopter Flight Training Services GmbH - 25%.

Except for the Helicopter Training Media International GmbH joint venture, whose operations are essentially focused on designing, manufacturing and supplying advanced helicopter military training product applications, the other joint venture companies’ operations are focused on providing civil and military aviation training and related services.

The impact on the Company’s consolidated financial statements from all joint ventures is as follows:

(Unaudited)	As at September 30		As at March 31
(amounts in millions)		2007		2007

Assets
Current assets		$37.6		$24.5
Property, plant and equipment and other non-current assets		146.7		159.4
Liabilities
Current liabilities		$22.9		$12.0
Long-term debt (including current portion)		64.8		59.2

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Earnings
Revenue	$14.9	$8.8	$28.7	$33.9
Net earnings	2.6	1.8	5.2	3.9
Segmented operating income:
Simulation Products/Military	0.2	0.1	0.8	1.2
Training and Services/Civil	2.9	1.6	5.6	3.0
Training and Services/Military	–	–	(0.1)	–

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Cash flows from (used in)
Operating activities	$7.1	$(10.3)	$14.7	$0.1
Investing activities	(6.2)	(13.3)	(11.3)	(28.3)
Financing activities	4.6	7.3	13.4	17.2

32 | CAE SECOND QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – DEBT FACILITIES

LONG-TERM DEBT

During this quarter, the Company drew down an additional $22.6 million, net of fi nancing costs, from the senior secured fi nancing facility obtained during the fi rst quarter of fi scal 2008. As at September 30, 2007, the aggregate year-to-date draw down from that fi nancing amounted to $92.2 million, net of fi nancing costs.

INTEREST EXPENSE, NET
Details of interest expense (income) are as follows:

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Long-term debt interest expense	$6.6	$4.6	$10.9	$8.4
Amortization of deferred financing costs and other	0.6	0.4	1.2	1.1
Interest capitalized	(1.1)	(1.3)	(2.1)	(2.2)

Interest on long-term debt	$6.1	$3.7	$10.0	$7.3

Interest income	$(0.9)	$(2.4)	$(1.6)	$(3.1)
Other interest expense (income), net	0.2	(0.1)	(0.4)	–

Interest income, net	$(0.7)	$(2.5)	$(2.0)	$(3.1)

Interest expense, net	$5.4	$1.2	$8.0	$4.2

Almost all of the Company’s interest income is a result of advances to CVS Leasing Ltd. (CVS). CVS is an entity that owns simulators and other equipment used to train U.K. Ministry of Defense pilots at the Company’s Benson Air Force Base training centre. The Company owns a minority shareholding of 14% in CVS. For the three and six months ended September 30, 2006, the interest income also included revenue due to the accretion of discounts on long-term notes receivable settled, in full, during the second quarter of fi scal 2007.

NOTE 6 – CAPITAL STOCK

	Six months ended		Twelve months ended
	September 30, 2007		March 31, 2007
(Unaudited)	Number	Stated	Number	Stated
(amounts in millions, except number of shares)	of Shares	Value	of Shares	Value

Balance at beginning of period	251,960,449	$401.7	250,702,430	$389.0
Stock options exercised	1,738,345	13.5	1,236,895	10.0
Transfer of contributed surplus upon exercise of stock options	–	2.0	–	2.5
Stock dividends	11,528	0.2	21,124	0.2

Balance at end of period	253,710,322	$417.4	251,960,449	$401.7

CAE SECOND QUARTER REPORT 2008 | 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table provides the components of accumulated other comprehensive income (loss) as disclosed in the consolidated balance sheets:

	Foreign			Accumulated
	Currency				Other
(Unaudited)	Translation	Cash Flow		Comprehensive
(amounts in millions)	Adjustment		Hedge		Loss

Foreign currency translation adjustment reclassification	$(87.7)		$–		$(87.7)
Transition adjustments – financial instruments (Note 2)	–		(3.5)		(3.5)

Balance in accumulated other comprehensive loss
on April 1, 2007	$(87.7)		$(3.5)		$(91.2)
Details of other comprehensive income (loss):
Net change in gains (losses)	(96.0)		28.6		(67.4)
Income tax adjustment	0.9		(9.3)		(8.4)

Total other comprehensive loss for the six months ended
September 30, 2007	$(95.1)		$19.3		$(75.8)

Balance in accumulated other comprehensive loss as at
September 30, 2007	$(182.8)		$15.8		$(167.0)

NOTE 8 – SUPPLEMENTARY INFORMATION

	Three months ended			Six months ended
(Unaudited)	September 30			September 30
(amounts in millions)	2007	2006		2007	2006

Cash provided by (used in) non-cash working capital:
Accounts receivable	$30.4	$(20.8)		$(11.2)	$(30.9)
Inventories	8.3	(13.9)		5.8	(27.0)
Prepaid expenses	(0.2)	(5.2)		0.1	(2.0)
Income taxes recoverable	(3.6)	(1.9)		(12.9)	(5.2)
Accounts payable and accrued liabilities	16.3	16.7		(47.6)	(3.0)
Deposits on contracts	(18.5)	8.3		0.6	23.5

Changes in non-cash working capital	$32.7	$(16.8)		$(65.2)	$(44.6)

Supplemental cash flow disclosure:
Interest paid	$4.4	$0.5		$11.2	$6.4
Income taxes paid, net	$9.9	$5.1		$21.2	$6.7

Supplemental statement of earnings disclosure:
Foreign exchange (loss) gain	$(1.5)	$0.2		$(3.7)	$2.0

PROCEEDS FROM DISPOSAL OF DISCONTINUED OPERATIONS

The net cash outfl ows regarding the proceeds from disposal of discontinued operations, as reported in the Consolidated Statements of Cash Flows for the three and six months ended September 30, 2006, are composed of a cash payment to L-3 in the amount of $10.2 million for the net working capital adjustment of the Marine Controls segment, offset, in part, by a cash receipt of $3.6 million from the sale of a portion of the aggregate land and building, which was previously classifi ed as being held for sale.

34 | CAE SECOND QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – GOVERNMENT COST SHARING

PROJECT PHOENIX

The following table provides information regarding contributions recognized and amounts not yet received for the aggregate project as at September 30, 2007:

(Unaudited)	Three months ended	Six months ended
(amounts in millions)	September 30, 2007	September 30, 2007

Outstanding contribution receivable, beginning of period	$21.6	$18.4
Contributions	15.3	29.1
Payments received	(8.0)	(18.6)

Outstanding contribution receivable, end of period	$28.9	$28.9

AGGREGATE INFORMATION ABOUT PROGRAMS

The following table provides information on the aggregate contributions recognized and aggregate royalty expenditures recognized for all programs:

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Contributions credited to capitalized costs:
Project Phoenix	$6.7	$2.6	$11.0	$3.7
Previous programs	–	–	–	–
Contributions credited to income:
Project Phoenix	8.6	13.7	18.1	19.7
Previous programs	–	–	–	–

Total contributions:
Project Phoenix	$15.3	$16.3	$29.1	$23.4
Previous programs	–	–	–	–

Royalty expenses:
Project Phoenix	$ –	$–	$ –	$–
Previous programs	2.1	1.7	4.2	3.5

The Company recognizes a liability to repay these contributions when the conditions requiring such repayment are met. The repayment is refl ected in the consolidated statements of earnings when royalties become due. As at September 30, 2007, the Company’s short-term and long-term liabilities, in relation to future repayments of the aggregate R&D programs, amounted to $4.2 million and $16.4 million respectively. As at March 31, 2007, the Company’s short-term and long-term liabilities, in relation to future repayments of the aggregate R&D programs, amounted to $7.5 million and $14.5 million respectively.

NOTE 10 – EMPLOYEE FUTURE BENEFITS
The total benefit cost for the periods ended September 30 includes the following components:

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Current service cost	$2.1	$2.0	$4.2	$4.1
Interest cost on projected pension obligations	3.1	2.9	6.3	5.6
Expected return on plan assets	(3.0)	(2.7)	(6.2)	(5.4)
Amortization of net actuarial loss	0.5	0.4	1.1	1.0
Amortization of past service costs	0.1	0.2	0.2	0.3

Net pension expense	$2.8	$2.8	$5.6	$5.6

CAE SECOND QUARTER REPORT 2008 | 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION

RESULTS BY SEGMENT

The profi tability measure employed by the Company for making decisions about allocating resources to segments and assessing segment performance is earnings before other income (expense) net, interest, income taxes and discontinued operations (hereinafter referred to as Segment Operating Income). The Simulation Products/Civil and the Simulation Products/Military segments operate under an integrated organization sharing substantially all engineering, development, global procurement, program management and manufacturing functions. The accounting principles used to prepare the information by operating segment are the same as those used to prepare the Company’s Consolidated Financial Statements. Transactions between operating segments are mainly simulator transfers from the Simulation Products/Civil segment to the Training & Services/Civil segment which are recorded at cost. The method used for the allocation of assets jointly used by operating segments and costs and liabilities jointly incurred (mostly corporate costs) between operating segments is based on level of utilization when determinable and measurable, otherwise the allocation is made based on a proportion of each segment’s cost of sales.

(Unaudited)
three months ended September 30	Simulation Products		Training & Services			Total
(amounts in millions)	2007	2006	2007	2006	2007		2006

Civil
External revenue	$112.3	$84.2	$90.0	$78.4	$202.3		$162.6
Segment Operating Income	26.2	18.7	14.6	11.2	40.8		29.9
Depreciation and amortization
• Property, plant and equipment	1.3	1.4	11.1	9.3	12.4		10.7
• Intangible and other assets	0.7	0.7	2.4	1.4	3.1		2.1
Capital expenditures	1.4	3.5	79.3	30.1	80.7		33.6

Military
External revenue	$97.1	$64.3	$54.5	$53.5	$151.6		$117.8
Segment Operating Income	13.4	7.3	7.9	9.3	21.3		16.6
Depreciation and amortization
• Property, plant and equipment	1.5	1.6	1.7	1.0	3.2		2.6
• Intangible and other assets	1.0	0.7	0.5	0.8	1.5		1.5
Capital expenditures	2.4	0.9	4.3	6.4	6.7		7.3

Total
External revenue	$209.4	$148.5	$144.5	$131.9	$353.9		$280.4
Segment Operating Income	39.6	26.0	22.5	20.5	62.1		46.5
Depreciation and amortization
• Property, plant and equipment	2.8	3.0	12.8	10.3	15.6		13.3
• Intangible and other assets	1.7	1.4	2.9	2.2	4.6		3.6
Capital expenditures	3.8	4.4	83.6	36.5	87.4		40.9

36 | CAE SECOND QUARTER REPORT 2008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

(Unaudited)
six months ended September 30	Simulation Products		Training & Services			Total
(amounts in millions)	2007	2006	2007	2006	2007		2006

Civil
External revenue	$225.3	$158.4	$184.8	$162.1	$410.1		$320.5
Segment Operating Income	45.9	29.6	34.2	29.5	80.1		59.1
Depreciation and amortization
• Property, plant and equipment	2.3	2.7	22.1	18.3	24.4		21.0
• Intangible and other assets	1.2	1.5	4.5	3.0	5.7		4.5
Capital expenditures	2.2	11.7	106.1	47.9	108.3		59.6

Military
External revenue	$192.6	$160.1	$109.5	$101.6	$302.1		$261.7
Segment Operating Income	25.7	18.4	14.3	20.8	40.0		39.2
Depreciation and amortization
• Property, plant and equipment	2.9	3.1	2.9	2.0	5.8		5.1
• Intangible and other assets	1.8	1.4	1.0	1.3	2.8		2.7
Capital expenditures	3.7	2.2	8.1	19.8	11.8		22.0

Total
External revenue	$417.9	$318.5	$294.3	$263.7	$712.2		$582.2
Segment Operating Income	71.6	48.0	48.5	50.3	120.1		98.3
Depreciation and amortization
• Property, plant and equipment	5.2	5.8	25.0	20.3	30.2		26.1
• Intangible and other assets	3.0	2.9	5.5	4.3	8.5		7.2
Capital expenditures	5.9	13.9	114.2	67.7	120.1		81.6

EARNINGS BEFORE INTEREST AND INCOME TAXES

The following table provides reconciliation between total Segment Operating Income and earnings before interest and income taxes:

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Total Segment Operating Income	$62.1	$46.5	$120.1	$98.3
Restructuring charge	–	(0.2)	–	(0.4)
Other costs associated with the Restructuring Plan (a)	–	(1.5)	–	(6.0)

Earnings before interest and income taxes	$62.1	$44.8	$120.1	$91.9

(a)	In the past, the Company incurred costs, which were excluded from the determination of Segment Operating Income, related to the re-engineering of the Company’s business processes including a component associated with the first phase of the deployment of the ERP system. As at April 1, 2007, the costs related with the first phase of the ERP deployment have ended. Any new costs associated with additional phases of the deployment of the ERP system are not considered restructuring costs and will be included in the determination of Segment Operating Income.

CAE SECOND QUARTER REPORT 2008 | 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – OPERATING SEGMENTS AND GEOGRAPHIC INFORMATION (CONT’D)

ASSETS EMPLOYED BY SEGMENT

The Company uses assets employed to assess resources allocated to each segment. Assets employed include accounts receivable, inventories, prepaid expenses, property, plant and equipment, intangible assets, goodwill and other assets. Assets employed exclude cash, income taxes accounts and assets of certain non-operating subsidiaries.

(Unaudited)	As at September 30	As at March 31
(amounts in millions)	2007	2007

Simulation Products/Civil	$211.4	$188.0
Simulation Products/Military	287.1	251.2
Training & Services/Civil	968.5	973.8
Training & Services/Military	206.0	208.7

Total assets employed	$1,673.0	$1,621.7

Assets not included in assets employed	332.9	334.5

Total assets	$2,005.9	$1,956.2

GEOGRAPHIC INFORMATION

The Company markets its products and services in over 20 countries. Sales are attributed to countries based on the location of customers.

	Three months ended		Six months ended
(Unaudited)	September 30		September 30
(amounts in millions)	2007	2006	2007	2006

Revenue from external customers
Canada	$33.6	$24.3	$66.5	$60.1
United States	111.3	90.5	218.9	176.7
United Kingdom	29.6	19.8	54.0	43.3
Germany	31.8	27.0	75.2	79.5
Netherlands	26.6	27.3	59.4	50.9
Other European countries	39.3	22.4	77.2	39.2
China	11.6	15.0	30.3	27.7
United Arab Emirates	9.7	8.3	24.4	19.7
Other Asian countries	16.5	29.0	36.6	45.9
Other countries	43.9	16.8	69.7	39.2

	$353.9	$280.4	$712.2	$582.2

(Unaudited)	As at September 30		As at March 31
(amounts in millions)		2007		2007

Property, plant and equipment, goodwill and intangible assets
Canada		$213.8		$145.5
United States		274.5		290.1
South America		51.7		55.5
United Kingdom		144.1		142.8
Spain		82.7		89.9
Germany		55.0		53.3
Netherlands		117.1		140.8
Other European countries		59.0		62.7
United Arab Emirates		64.1		72.8
Asia		46.7		44.1
Other countries		11.8		22.0

		$1,120.5		$1,119.5

38 | CAE SECOND QUARTER REPORT 2008

NOTES

NOTES

This report includes forward-looking statements about our markets, future fi nancial performance, business strategy, plans, goals and objectives. Forward-looking statements normally contain words like believe, expect, anticipate, intend, continue, estimate, may, will, should and similar expressions. We have based these statements on estimates and assumptions that we believed were reasonable when the statements were prepared. Our actual results could be substantially different because of the risks and uncertainties associated with our business, or because of events that are announced or completed after the date of this report, including mergers, acquisitions, other business combinations and divestitures. You will fi nd more information about the risks and uncertainties associated with our business in our 2007 annual report. We do not update or revise forward-looking information even if new information becomes available unless legislation requires us to do so. You should not place undue reliance on forward-looking statements.